

ANNUAL REPORT 2003

LA-Z-BOY

INCORPORATED



Hidden Treasures™ by Hammary



Jessica McClintock Home™ by American Drew

Annual meeting

The 2003 La-Z-Boy Incorporated Shareholders Meeting | Tuesday, August 12, 11:00 am EDT | La-Z-Boy Auditorium, 1284 N. Telegraph Road, Monroe, Michigan

La-Z-Boy Incorporated is one of the world's foremost manufacturers and marketers of residential furniture and the leading global producer of reclining chairs. Leveraging incredible brand recognition with combined sales in excess of $2 billion, the 14 companies that comprise La-Z-Boy are uniquely positioned to market a diverse array of upholstery and wood furnishings. These products are distributed through thousands of independent furniture retailers and a vast proprietary network, and are highly regarded for their style, quality, comfort and value. La-Z-Boy is also a leading supplier of contract furniture to customers in the hospitality, healthcare and assisted-living industries.

Gracie™ sofa by England

Financial highlights

FOR THE YEAR (Amounts in thousands, except per share data)

Fiscal year ended	**4/26/03 (52 weeks)**	4/27/02 (52 weeks)	4/28/01 (52 weeks)
Sales	**$2,111,830**	$2,153,952	$2,248,491
Operating profit	**$ 162,874**	$ 96,700	$ 120,794
Operating margin	**7.7%**	4.5%	5.4%
Net income*	**$ 96,098**	$ 61,751	$ 68,336
Return on average equity*	**14.5%**	8.8%	10.1%
Return on sales*	**4.6%**	2.9%	3.0%
Diluted net income per share*	**$ 1.67**	$ 1.01	$ 1.13
Dividends declared per share	**$ 0.40**	$ 0.36	$ 0.35
Capital expenditures	**$ 32,821**	$ 32,966	$ 37,416

AT YEAR END (Amounts in thousands, except per share data)

Fiscal year ended	**4/26/03**	4/27/02	4/28/01
Working capital	**$ 464,907**	$ 445,850	$ 458,861
Assets	**$1,123,066**	$1,161,827	$1,225,797
Total debt	**$ 223,990**	$ 141,662	$ 215,644
Debt to capital	**26.9%**	16.6%	23.7%
Shareholders' equity	**$ 609,939**	$ 713,522	$ 695,146
Shares outstanding	**55,027**	59,953	60,501
Book value per share	**$ 11.08**	$ 11.90	$ 11.49
Market price per share	**$ 18.07**	$ 30.20	$ 18.02
Number of shareholders	**29,100**	33,000	23,600
Number of employees	**16,970**	17,850	20,400
Market value of La-Z-Boy	**$ 994,338**	$1,810,581	$1,090,227


DILUTED NET INCOME PER SHARE*
$2.00
$1.50
$1.00
$0.50
$1.24
$1.60
$1.13
$1.01
$1.67
99 00 01 02 03
CASH DIVIDENDS PER SHARE
$0.50
$0.30
$0.10
$0.31
$0.32
$0.35
$0.36
$0.40
99 00 01 02 03
SALES (MILLIONS)
$2,400
$1,800
$1,200
$ 600
$1,339
$1,778
$2,248
$2,154
$2,112
99 00 01 02 03

* Based on income before the cumulative effect of accounting change in fiscal 2003.

La-Z-Boy Incorporated markets one of the most diverse collections of products in the furniture industry.

UPHOLSTERY DISTRIBUTION

	La-Z-Boy Furniture Galleries®	In-Store Galleries	Major Regionals	Independents	Department Stores
La-Z-Boy	●	●	●	●	
Bauhaus USA			●	●	●
Clayton Marcus		●	●	●	●
England		●	●	●	
Sam Moore			●	●	●

upholstery

includes both fabric and leather reclining and nonreclining chairs, motion and stationary sofas, sleep sofas, loveseats, chaises and ottomans.



La-Z-Boy produces upholstered furniture for living and family rooms, and is the world's leading manufacturer of reclining chairs like the Zita™ (shown left) – available with a power reclining mechanism.

Bauhaus USA is a prominent designer and manufacturer of casual, contemporary and traditional upholstered furniture in fabric, leather and microfiber – a popular and durable fabric (pictured right and on the cover).





La-Z-Boy UK has become widely recognized as the leading recliner brand in the United Kingdom and Ireland, offering choices like the Branson™ (shown left), in addition to selling motion and stationary sofas.

Clayton Marcus produces and distributes a handcrafted line of upscale stationary sofas, loveseats, chairs and ottomans in fabric and leather. This attractive sofa (pictured right) from the Palm Villa Collection™ makes a welcome addition to any home.





England is a manufacturer and marketer of moderately priced custom-built stationary sofas, sleep sofas, accent chairs and sectionals like the Malibu™ (shown left). The company is also known for the best retailer delivery system in the industry.

Sam Moore produces finely crafted chairs and upholstery for the home and office. This contemporary wood arm chair (pictured right) from the Contemporary Collection™ exemplifies its largest category.





La-Z-Boy Contract manufactures and distributes a full line of office seating and lobby/lounge furniture such as this popular Fruition Series™ loveseat (shown left), as well as highly specialized healthcare seating for hospitals, outpatient clinics and nursing homes.

CASEGOODS DISTRIBUTION

	La-Z-Boy Furniture Galleries®	In-Store Galleries	Major Regionals	Independents	Department Stores
Hammary	●		●	●	●
Kincaid	●	●	●	●	●
Alexvale		●		●	●
Lea		●	●	●	
Pennsylvania House		●	●	●	●
American Drew			●	●	●

SALES MIX (DOLLARS)


$1.15 billion
1998
$2.11 billion
2003
Upholstery
Casegoods

casegoods

includes veneered and solid wood dining room furniture, youth and adult bedroom furniture, occasional tables, chests, desks, wall units and accent pieces.



Hammary is well known for its broad line of eclectic, high fashion occasional tables, chests, desks, curios, wall systems, entertainment units and upholstery. The stunning wood and leather-topped table (shown left) is from the Wiltshire™ collection, which was introduced this year.



Kincaid uses fine hardwoods such as cherry, oak, alder, ash and maple to create distinctive collections for the bedroom, dining room, occasional and entertainment areas of the home. This beautiful armoire (pictured right) is from the new Equinox™ collection.



Alexvale operates as a division of Kincaid, producing fashionable stationary upholstery while importing and marketing a broad range of occasional furniture for Kincaid and independent dealers. This year, Alexvale introduced six new styles of slipcovers as part of the Seasons™ program (example shown left).



Lea is a leading producer of multi-functional youth bedroom furniture, offering choices like the Jessica McClintock Home™ bed (pictured right) and a full line of sleep, study and storage solutions. They also import and market master bedroom furniture groups.



Pennsylvania House makes and markets predominately solid wood furniture, finely crafted in cherry, maple, oak and pine, as well as custom upholstery in traditional and casual styles. Introduced recently, the Georgian™ armoire (shown left) is from New Standards: The Steve Tyrell Collection™.



American Drew is a manufacturer and marketer of fine veneered bedroom, dining room and occasional furniture. Styles range from traditional legends to designer-oriented classics. This sideboard (pictured right) is part of the new Mirage™ collection.



American of Martinsville is a leading supplier of contract casegoods, upholstered furniture and related accessories to the hospitality and long-term care markets. Armoires like this one (shown left) enhance the Ritz-Carlton® in Miami Beach, Florida.

To our shareholders:

During fiscal 2003, La-Z-Boy Incorporated was confronted with a challenging economic environment for the second consecutive year. Following an 18-month recession in the residential furniture industry, business picked up near the end of 2001 and remained strong through late summer 2002. From that point on, however, the continuing slide in U.S. stock prices, a weakening U.S. economy and the war with Iraq took an increasingly heavy toll on consumer sentiment. As our April 2003 fiscal year ended, the U.S. residential furniture business had once again weakened significantly.

In the context of this uncertain and volatile climate, your company turned in a solid performance. Total sales for fiscal 2003 were $2.11 billion. Adjusted for discontinued businesses, our upholstery sales were up 4% for the year, while our casegoods sales were down 10%. Operating income jumped 17%, to $162.9 million from fiscal 2002's $139.8 million – "normalized" to exclude restructuring charges, amortization of intangibles and the divestiture of our former Pilliod subsidiary. We were particularly pleased that our operating margin for the year increased to 7.7% from fiscal 2002's normalized 6.5%.

This dramatic profitability improvement was partly due to intensive cost-cutting efforts throughout our organization and partly to an excellent overall performance by our upholstery segment, which represents three-quarters of consolidated sales. Profitability was also greatly enhanced by the decisions we made during 2001 to downsize our domestic casegoods (wood furniture) manufacturing in the face of weak consumer demand and a sharply growing supply of imported wood furniture.

Additionally, like many other major U.S. corporations, we took a substantial non-cash charge against earnings last year to write off certain intangible assets in compliance with a new accounting standard. Additional information and disclosure on this topic will be found in the Notes to Consolidated Financial Statements.

During the past two years, we closed or divested 11 of our 52 manufacturing plants – 10 of the 11 were casegoods facilities – and reduced our total employment base by approximately 17%. The three additional facility closures we recently announced are necessary to ensure our continued competitiveness. The improvement in our casegoods margins last year, despite lower sales, validates the correctness of those actions. We will continue to measure the competitiveness of our domestic manufacturing operations relative to global outsourced manufacturing. This positioning will allow us to capitalize fully on the rebound in consumer casegoods demand when the U.S. economy gathers momentum.

Meanwhile, we laid important groundwork last year toward achieving our overriding long-term goal of becoming the industry's leading marketer and distributor of home and institutional furnishings. We intend to accomplish this by consistently satisfying the needs of our dealers and consumers, and by continuously improving our organization's effectiveness and responsiveness. We are now in the process of implementing a number of specific strategic initiatives throughout the company. They include:

- accelerating the expansion of the La-Z-Boy Furniture Galleries® store system;
- ramping up our marketing investment in several of our key brands;
- leveraging the La-Z-Boy® name in our casegoods segment and elsewhere;
- intensifying the consumer focus of all our business units; and
- building an unparalleled global sourcing system.

We plan to further strengthen the competitive advantage provided by our dedicated distribution system during the coming year. At the end of fiscal 2003, our dealers had 46 La-Z-Boy Furniture Galleries® in the new generation format, and the total number of North American stores was 314. Current plans call for the addition of another 40-45 new generation stores to the system in fiscal 2004, including 20-25 remodels and relocations.

Without question, the major challenge our industry faces today is the change being created by rapid and continuing growth of furniture imports – particularly from China, which last year exported $4.8 billion of residential furniture to the U.S. Our blended strategy, which combines both foreign and domestically produced components and finished products, has been successful since being implemented last year, and we continue to fine tune it.

La-Z-Boy has emerged from the past several difficult and challenging years in strong condition, both financially and in terms of our market leadership position, through the dedication and hard work of our nearly 17,000 employees. We are looking forward to successfully meeting the challenges of the coming year and beyond as our industry continues to evolve.

On behalf of La-Z-Boy's directors, officers, managers and employees, thank you for your continuing support.



Patrick H. Norton
Chairman of the Board

Gerald L. Kiser
President and Chief Executive Officer


THE IMPRESSIONISTS

Laura Ashley Home™ Keswick™ by Kincaid

Live comfortably.

The La-Z-Boy family of furniture companies provides consumers with the stylish upholstery and wood furnishings they need to turn their dream homes into realities.



Hallmark Cherry™ by Pennsylvania House

Jessica McClintock Home™ by Lea in the La-Z-Boy Youth Collection™

The power of comfort. Turn it on.™ The new La-Z-Boy® Power Rocker Recliners combine classic La-Z-Boy comfort with a motorized mechanism that lets you enjoy truly customized relaxation at the touch of a button.



Building brand strength across the board.

La-Z-Boy, the flagship company of La-Z-Boy Incorporated, continued to invest heavily in repositioning its brand in fiscal 2003. One extension of this effort was an increased focus on marketing stylish furniture for family and living rooms. In addition to its ongoing *The New Look of Comfort* campaign on TV and in popular magazines, La-Z-Boy continued to enhance the style perception of its brand by collaborating with some very special "Friends." The cast of NBC-TV's hit show – Jennifer Aniston, Courteney Cox, Lisa Kudrow, Matt LeBlanc, Matthew Perry and David Schwimmer – each designed a customized La-Z-Boy recliner, which was sold on eBay® to raise money for the Elizabeth Glaser Pediatric AIDS Foundation.

Additionally, the company completed a total redesign of the La-Z-Boy Web site. Noteworthy features of the new site include a new photo-realistic furniture image rendering system that allows customers to view any frame with any fabric, a two-dimensional room planning application, and a colorful design studio. In the first six months following the redesign, the site recorded over 750,000 unique visitors and more than 300,000 dealer locator requests, driving additional customer traffic to all La-Z-Boy retailers.

Extending the strength of the La-Z-Boy® brand name, Lea has maintained the marketing of its signature line of youth products – the La-Z-Boy Youth Collection™ by Lea. Already the industry leader in this category, Lea continues to benefit from an increasing U.S. birth rate, and a growing customer base of women between the ages of 20 and 35 – projected to rise 7%* this decade. Lea markets a broad style range of bedroom furniture that offers exciting features such as computer armoires, twin-over-full bunk beds, junior home offices and secret storage compartments.

Pennsylvania House is taking steps to expand on its more than 115-year heritage of providing traditional styling and heirloom-quality furniture. By increasing ad exposure in regional and national media, the company is promoting successful new styles, including European Traditions™ and New Standards: The Steve Tyrell Collection™.

Kincaid is also increasing its focus on developing its brand identity. The company's new advertising message will highlight the value benefits of solid wood furniture while reinforcing the company's image as America's largest solid wood furniture company.

* Source: *Kid's Today*, November/December 2002.


England
England

Great move. As reported in a recent *Wall Street Journal* article, the profitable growth of England can be directly attributed to the company's rapid delivery of its mid-priced custom upholstery products – a real and tangible advantage for England's dealers and consumers alike.

Strategies that generate sales.

Through focused merchandising and intense sales training, England's dedicated in-store and free-standing Custom Comfort Center℠ galleries achieve a sales rate substantially above the industry norm and generate sales per square foot 65% higher than the company's non-gallery dealers. It is recognized as an industry leader for its dedication to fast, consistent on-time delivery which drives its entire business model and allows dealers to eliminate the need for substantial inventories.

Kincaid and Pennsylvania House derive a large portion of their sales from branded in-store gallery systems and, in Kincaid's case, 13 independently owned stores as well. At least three more Kincaid Home Furnishings™ stores are scheduled to open in the current fiscal year. Both Kincaid and Pennsylvania House are increasing their investment in new merchandising programs targeted at supporting brand-building and promoting specific furniture collections. Moreover, they have developed new catalogs and point-of-purchase materials, and are undertaking major commitments to enhance and expand their proprietary in-store gallery systems.

Lea and Clayton Marcus are focusing on smaller retail accounts which will be developed through well-designed merchandising. The Clayton Marcus swatch wall, featuring 750 decorator fabrics, is being made available to Color Studio℠ dealers who agree to commit at least 1,000 square-feet of floor space to display a minimum of six Clayton Marcus upholstery groupings. This compares with the 2,500 square-foot and 15-group minimums required of the company's full-scale Home Store℠ gallery dealers. The new Color Studio program is designed to help smaller furniture stores sell more premium-quality, custom-order upholstery.

Lea is also reinvigorating its entry-level Kid's Generation® in-store display program for dealers with limited floor space. Colorful new entrance banners, hangtags and point-of-sale materials, along with marketing and logistical support, provide a dynamic, branded youth bedroom program designed to significantly increase the sales floor productivity of participating retailers.

Louis Philippe by Pennsylvania House


England
CUSTOM
England

England's Custom Comfort Center™



Needlepoint Collection™ by Sam Moore



La-Z-Boy Furniture Galleries® Advertising Campaign
(Cherry Mountain™ armoire by Kincaid)



ns™ Slipcovers by Alexvale

Chair and ottoman by Clayton Marcus

Welcome home. The new generation format La-Z-Boy Furniture Galleries® stores feature wide circular pathways, complete room vignettes, a family friendly environment and a full staff of professional design consultants.


LA-Z-BOY
FURNITURE GALLERIES

Better resources for greater results.

A strong, focused retail presence is crucial for success in today's highly competitive furniture marketplace. All 14 La-Z-Boy companies are committed to strengthening key dealer partnerships and enhancing the retail presentation of their products through new merchandising programs, increased trade and consumer advertising and the further development of proprietary distribution networks.

La-Z-Boy derives powerful competitive marketing advantages from its widely known consumer brand name and unique distribution system. The latter consists of 314 stand-alone La-Z-Boy Furniture Galleries® stores (the second largest U.S. single-source store system* of its kind), 317 in-store La-Z-Boy Gallery® locations and thousands of independent dealers. During fiscal 2003, 18 U.S. and seven Canadian La-Z-Boy Furniture Galleries stores were added to the system – each featuring the new generation concept. Current plans call for the addition of another 40-45 new generation format stores to the system in fiscal 2004.

New generation concept stores are characterized by amenities such as easy-to-navigate pathways, raised ceilings, colorful signage, distinguishing graphics and attractive vignette displays. The enterprising store layout also provides for an impressive, centrally positioned Design Center and four distinct product gallery sections. As a result of a consultative approach focused on helping customers design their homes, customers and staff are able to work together more closely and effectively, resulting in higher average sales per customer.

In February 2003, the company received two Gold Retail Advertising Conference (RAC) awards for its La-Z-Boy Furniture Galleries advertising campaign. These honors were bestowed on La-Z-Boy by the Retail Advertising and Marketing Association (RAMA) for outstanding achievement in the Specialty Retailer category for the best overall television campaign and best television image or positioning ad.

The campaign showcased the diversity and style available at La-Z-Boy Furniture Galleries via a series of vignettes featuring fashionable furnishings and fun, confident individuals – all tied together by hip, upbeat music.

* Source: *Furniture/Today*, May 26, 2003, Survey of Top U.S. Furniture Stores.



Ava™ by La-Z-Boy





Casco™ by La-Z-Boy

Build a dream room. Build a dream home.



Camila™ by La-Z-Boy



Nora™ by La-Z-Boy

Financial report

Report of management responsibilities

The management of La-Z-Boy Incorporated is responsible for the preparation, integrity, and objectivity of the financial statements and the other financial related information in this report.

Management is further responsible for establishing and maintaining a system of internal controls as a critical requirement for the operational and financial integrity of results. The system of internal controls is reviewed, evaluated, and revised as necessary in light of the results based on constant management oversight, internal and independent audits, changes in business, and other conditions. Management believes that the system of internal controls and disclosure procedures, taken as a whole, provides reasonable assurance that (i) financial records are adequate and can be relied upon to allow the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America; (ii) all disclosures, financial and non-financial, are appropriately made; and (iii) access to assets occurs only in accordance with management's authorizations. We comply with applicable changes in the regulatory environment, including the certification of our financial statements.

The Audit Committee of the Board of Directors, which is composed of directors who are not employees of the company, meets regularly with management, internal auditors, and the independent accountants to review accounting, auditing, and financial matters, including the disclosure of critical accounting estimates and policies. The independent accountants and internal auditors have full and free access to the Audit Committee to discuss their audit work, the company's internal controls, and financial reporting matters.

The financial statements have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America, which included consideration of the company's internal control structure. The Report of Independent Accountants follows.

Gerald L. Kiser
President and Chief Executive Officer

David M. Risley
Senior VP and Chief Financial Officer

Report of independent accountants


PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders
of La-Z-Boy Incorporated:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows, and of changes in shareholders' equity, including pages 14 through 28, present fairly, in all material respects, the financial position of La-Z-Boy Incorporated and its subsidiaries at April 26, 2003, and April 27, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 26, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 2 to the Consolidated Financial Statements, the company changed its method of accounting for goodwill and trade names effective April 28, 2002.

PricewaterhouseCoopers LLP

Toledo, Ohio
May 28, 2003

Consolidated statement of income

(Amounts in thousands, except per share data)

Fiscal year ended	4/26/03	4/27/02	4/28/01
Sales	$ 2,111,830	$ 2,153,952	$ 2,248,491
Cost of sales	1,617,261	1,691,657	1,794,474
Gross profit	494,569	462,295	454,017
Selling, general and administrative	331,695	353,906	333,223
Loss on divestiture	–	11,689	–
Operating income	162,874	96,700	120,794
Interest expense	10,510	10,063	17,960
Other income, net	2,633	2,299	9,210
Pre-tax income	154,997	88,936	112,044
Income tax expense	58,899	27,185	43,708
Income before cumulative effect of accounting change	96,098	61,751	68,336
Cumulative effect of accounting change (net of tax of $17,920)	(59,782)	–	–
Net income	$ 36,316	$ 61,751	$ 68,336
Basic average common shares	57,120	60,739	60,550
Basic net income per share before cumulative effect of accounting change	$ 1.68	$ 1.02	$ 1.13
Cumulative effect of accounting change per share	(1.04)	–	–
Basic net income per common share	$ 0.64	$ 1.02	$ 1.13
Diluted weighted average common shares	57,435	61,125	60,692
Diluted net income per share before cumulative effect of accounting change	$ 1.67	$ 1.01	$ 1.13
Cumulative effect of accounting change per share	(1.04)	–	–
Diluted net income per common share	$ 0.63	$ 1.01	$ 1.13

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated balance sheet

(Amounts in thousands, except par value)

ASSETS

Current assets As of	4/26/03	4/27/02
Cash and equivalents	$ 28,817	$ 26,771
Receivables, less allowance of $29,636 in 2003 and $28,063 in 2002	340,467	382,843
Inventories, net	252,537	208,657
Deferred income taxes	37,734	36,086
Other current assets	19,939	18,386
Total current assets	679,494	672,743
Property, plant and equipment, net	209,411	205,463
Goodwill	78,807	108,244
Trade names	71,144	116,772
Other long-term assets, less allowance of $6,481 in 2003 and $5,428 in 2002	84,210	58,605
Total assets	$ 1,123,066	$ 1,161,827

LIABILITIES AND SHAREHOLDERS' EQUITY

	4/26/03	4/27/02
Current liabilities		
Current portion of long-term debt and capital leases	$ 1,619	$ 2,276
Accounts payable	78,931	68,497
Accrued expenses and other current liabilities	134,037	156,120
Total current liabilities	214,587	226,893
Long-term debt	221,099	137,444
Capital leases	1,272	1,942
Deferred income taxes	36,928	47,196
Other long-term liabilities	39,241	34,830
Contingencies and commitments		
Shareholders' equity		
Preferred shares – 5,000 authorized; none issued	-	-
Common shares, $1 par value – 150,000 authorized; 55,027 outstanding in 2003 and 59,953 outstanding in 2002	55,027	59,953
Capital in excess of par value	216,081	215,060
Retained earnings	342,628	444,173
Accumulated other comprehensive loss	(3,797)	(5,664)
Total shareholders' equity	609,939	713,522
Total liabilities and shareholders' equity	$ 1,123,066	$ 1,161,827

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated statement of cash flows

(Amounts in thousands)

Fiscal year ended	4/26/03	4/27/02	4/28/01
Cash flows from operating activities			
Net income	$ 36,316	$ 61,751	$ 68,336
Adjustments to reconcile net income to net cash provided by operating activities			
Cumulative effect of accounting change – net of income taxes	59,782	–	–
Loss on divestiture	–	11,689	–
Depreciation and amortization	30,695	43,988	45,697
Change in receivables	42,376	(7,418)	13,488
Change in inventories	(41,028)	39,848	(3,159)
Change in payables	9,927	(23,335)	2,438
Change in other assets and liabilities	(19,080)	15,122	(7,542)
Change in deferred taxes	6,004	(8,431)	(8,365)
Proceeds from insurance recovery	–	–	5,116
Total adjustments	88,676	71,463	47,673
Net cash provided by operating activities	124,992	133,214	116,009
Cash flows from investing activities			
Proceeds from disposals of assets	4,348	2,341	2,302
Capital expenditures	(32,821)	(32,966)	(37,416)
Proceeds from divestiture	–	6,048	–
Acquisitions, net of cash acquired	(3,089)	–	–
Change in other long-term assets	(30,210)	10,198	(2,476)
Net cash used for investing activities	(61,772)	(14,379)	(37,590)
Cash flows from financing activities			
Proceeds from debt	187,173	93,482	87,380
Payments on debt	(106,606)	(166,915)	(121,830)
Capital leases	(578)	(549)	424
Stock issued for stock option and 401(k) plans	11,462	20,478	9,909
Repurchase of common stock	(130,287)	(40,198)	(23,251)
Dividends paid	(22,941)	(21,886)	(21,189)
Net cash used for financing activities	(61,777)	(115,588)	(68,557)
Effect of exchange rate changes on cash and equivalents	603	(41)	(650)
Net increase in cash and equivalents	2,046	3,206	9,212
Cash and equivalents at beginning of the year	26,771	23,565	14,353
Cash and equivalents at end of the year	$ 28,817	$ 26,771	$ 23,565

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated statement of changes in shareholders' equity

(Amounts in thousands)	Common shares	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Total
At April 29, 2000	$ 61,328	$ 211,450	$ 392,458	$ (2,144)	$ 663,092
Repurchases of common stock	(1,600)		(21,651)		(23,251)
Stock issued for stock options/401(k)	773	(800)	9,662		9,635
Tax benefit from exercise of options		274			274
Dividends paid			(21,189)		(21,189)
Comprehensive income					
Net income			68,336		
Unrealized loss on marketable securities, net of taxes				(768)	
Translation adjustment				(983)	
Total comprehensive income					66,585
At April 28, 2001	60,501	210,924	427,616	(3,895)	695,146
Repurchases of common stock	(1,750)		(38,448)		(40,198)
Stock issued for stock options/401(k)	1,202	1,528	15,140		17,870
Tax benefit from exercise of options		2,608			2,608
Dividends paid			(21,886)		(21,886)
Comprehensive income					
Net income			61,751		
Unrealized loss on marketable securities, net of taxes				(482)	
Realization of losses on marketable securities, net of taxes				1,250	
Translation adjustment				(378)	
Change in fair value of cash flow hedges, net of taxes				(2,159)	
Total comprehensive income					59,982
At April 27, 2002	59,953	215,060	444,173	(5,664)	713,522
Repurchases of common stock	**(5,491)**		**(124,796)**		**(130,287)**
Stock issued for stock options/401(k)	**565**	**162**	**9,876**		**10,603**
Tax benefit from exercise of options		**859**			**859**
Dividends paid			**(22,941)**		**(22,941)**
Comprehensive income					
Net income			**36,316**		
Unrealized loss on marketable securities, net of taxes				**(793)**	
Realization of losses on marketable securities, net of taxes				**194**	
Translation adjustment				**2,354**	
Change in fair value of cash flow hedges, net of taxes				**112**	
Total comprehensive income					**38,183**
At April 26, 2003	**$ 55,027**	**$ 216,081**	**$ 342,628**	**$ (3,797)**	**$ 609,939**

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to consolidated financial statements

Note 1: Accounting policies

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements. Our fiscal year ends on the last Saturday of April.

Principles of consolidation

The consolidated financial statements include the accounts of La-Z-Boy Incorporated and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

Use of estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting periods. Some of the more significant estimates include depreciation, valuation of inventories, valuation of intangibles, allowances of doubtful accounts, sales returns, legal, environmental, restructuring, product liability and warranty accruals. Actual results could differ from those estimates.

New pronouncements

Recently the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The adoption of SFAS No. 143 and SFAS No. 145 had no financial impact on our consolidated financial statements. SFAS No. 144 will be implemented in our first quarter of fiscal 2004 as it relates to assets to be disposed of as a result of our recently announced restructuring. See Note 14 for additional information on this restructuring.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit or disposal activities occurring after December 31, 2002. SFAS No. 146 will be implemented in our first quarter of fiscal 2004 as it relates to our recently announced restructuring. See Note 14 for additional information on this restructuring.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," in that it requires additional disclosures about our stock-based compensation plans. SFAS No. 148 is effective for periods beginning after December 15, 2002. We account for our stock-based compensation plans using the intrinsic value method of recognition and measurement principles under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. We adopted the disclosure-only provisions of SFAS No. 123. Assuming that we had accounted for our stock-based compensation programs using the fair value method promulgated by SFAS No. 123, proforma net income and net income per share would have been as follows (for the fiscal years ended):

(Amounts in thousands, except per share data)	**4/26/03**	4/27/02	4/28/01
Net income	**$ 36,316**	$ 61,751	$ 68,336
Fair value of stock plan	**(2,132)**	(2,010)	(2,618)
Proforma net income	**$ 34,184**	$ 59,741	$ 65,718
Proforma basic net income per share	**$ 0.60**	$ 0.98	$ 1.09
Proforma diluted net income per share	**$ 0.60**	$ 0.98	$ 1.08

See Note 11: Stock option plans for further FASB information on stock option accounting.

In January 2003, the FASB issued FASB Interpretation Number ("FIN") 46, "Consolidation of Variable Interest Entities." A variable interest entity is generally defined as an entity which has insufficient equity to finance its activities or the owners of the entity lack the risk and rewards of ownership. FIN 46 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. The provisions of this statement apply at inception for any entity created after January 31, 2003. We will apply FIN 46 to new entities as applicable. The provisions of this statement apply to existing entities as of our second quarter of fiscal 2004. We have not yet determined the impact of this FIN on our consolidated financial statements as it relates to existing entities.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," and in May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." We have not yet determined the impact, if any, on our consolidated financial statements of SFAS No. 149 and SFAS No. 150, which are effective in our fiscal year 2004.

Notes to consolidated financial statements

Cash and equivalents

For purposes of the consolidated statement of cash flows, we consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) basis for approximately 79% and 77% of our inventories at April 26, 2003, and April 27, 2002, respectively. Cost is determined for all other inventories on a first-in, first-out (FIFO) basis.

Excess of FIFO over the LIFO basis at April 26, 2003, and April 27, 2002, includes $11.4 million for inventory written-up to fair value for acquisitions that occurred in fiscal 2000. This purchase accounting adjustment reduces earnings in periods that the related inventory is sold.

Property, plant and equipment

Items capitalized, including significant betterments to existing facilities, are recorded at cost. All maintenance and repair costs are expensed when incurred. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the assets.

Goodwill and trade names

In prior fiscal years, goodwill and trade names were amortized on a straight-line basis over 30 years from the date of acquisition. As of the beginning of fiscal 2003, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under this accounting standard, our goodwill and trade names are required to be reviewed at least annually for impairment. See Note 2 for additional information on our goodwill and trade names and the effect of adopting SFAS No. 142.

Investments

Trading securities are recorded at fair value with unrealized gains and losses included in income. Available-for-sale securities are recorded at fair value with the net unrealized gains and losses reported, net of tax, as a component of other comprehensive income. Realized gains and losses for available-for-sale securities are based on the first-in, first-out method.

Revenue recognition

Shipping terms are FOB shipping point and revenue is recognized upon shipment of product. For product shipped on our company-owned trucks, revenue is recognized upon delivery. This revenue includes amounts billed to customers for shipping. Provision is made at the time revenue is recognized for estimated product returns and warranties as well as other incentives that may be offered to customers.

Other incentives offered to customers include cash discounts, volume discounts and advertising agreements. Cash discounts are recorded as a reduction of revenues when the revenue is recognized. Volume discounts are recorded at the time of sale as a reduction to revenue. Our advertising agreements give customers advertising allowances based on revenues and are recorded when the revenue is recognized as a reduction to revenue.

Research and development costs

Research and development costs are charged to expense in the periods incurred. Expenditures for research and development costs were $16.4 million, $18.7 million and $19.4 million for the fiscal years ended April 26, 2003, April 27, 2002, and April 28, 2001, respectively.

Advertising expenses

Production costs of commercials and programming are charged to expense when the advertising is first aired. The costs of other advertising, promotion and marketing programs are charged to income in the period incurred. Cooperative advertising agreements exist with some customers to reimburse them for actual advertising expenses. The reimbursements are recorded as advertising expense when the customer substantiates the advertising. Advertising expense was $43.1 million, $40.1 million and $35.8 million for the fiscal years ended April 26, 2003, April 27, 2002, and April 28, 2001, respectively.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Foreign currency translation

The functional currency of each foreign subsidiary is the respective local currency. Assets and liabilities are translated at the year-end exchange rates and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are recorded as a component of shareholders' equity in other comprehensive income.

Notes to consolidated financial statements

Financial instruments and hedging

We have derivative instruments which consist of interest rate swap agreements that are used to fix the interest rate on a portion of the variable interest rate borrowings on our revolving credit facility. These agreements, which match the terms of the credit facility, are designated and accounted for as cash flow hedges. Currently, there is no gain or loss recognized in earnings relating to the changes in the fair value of these interest rate swap agreements. The effect of marking these contracts to fair value is recorded as a component of shareholders' equity in other comprehensive income.

We also enter into forward foreign currency exchange contracts to limit our exposure from changes in foreign currency exchange rates. These foreign exchange contracts are entered into to support product sales, purchases and financing transactions made in the normal course of business and, accordingly, are not speculative in nature. These contracts are designed to match our currency needs and are therefore designated and accounted for as cash flow hedges.

Reclassification

Certain prior year information has been reclassified to be comparable to the current year presentation.

Note 2: Goodwill and other intangible assets

Effective April 28, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and requires a review at least annually for impairment. We determined that our trade names are indefinite-lived assets, as defined by SFAS No. 142, and therefore not subject to amortization beginning in fiscal 2003.

In accordance with SFAS No. 142, trade names were tested for impairment by comparing their fair value to their carrying values. The fair value for each trade name was established based upon a royalty savings approach. Additionally, goodwill was tested for impairment by comparing the fair value of our operating units to their carrying values. The fair value for each operating unit was established based upon a combination of the discounted cash flows and the projected profitability of the market in which the entity operates.

Using these procedures, we determined that, as of April 28, 2002, the carrying value of trade names exceeded their fair value creating an impairment loss of $48.3 million, all of which was attributable to the Casegoods segment, and the carrying value of goodwill exceeded its fair value creating an impairment loss of $29.4 million. Of the pre-tax impairment loss for goodwill, $17.1 million was attributable to the Upholstery segment and $12.3 million was attributable to the Casegoods segment. The after-tax effect of $59.8 million for these impairment losses was included in the "Cumulative effect of accounting change" in the consolidated statement of income. In the fourth quarter of fiscal 2003, we reevaluated the trade names and goodwill for impairment by comparing the fair values to the carrying values and determined that there was no additional impairment.

The trade names and goodwill recorded in our April 27, 2002, financial statements, which included the $77.7 million described above, were supported by the undiscounted estimated future cash flow of the related operations in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 142 prescribes a different approach than SFAS No. 121, requiring the post-acquisition carrying amounts of goodwill and indefinite-lived intangible assets to be compared to their fair values. The impairments recognized in the first quarter of 2003 were the result of changing the impairment assessment model for our intangible assets from the undiscounted cash flows approach of SFAS No. 121 to the fair value approach prescribed by SFAS No. 142. Additionally, our impairment charges were consistent with the recent sales declines in our Casegoods segment.

Amortization expense for goodwill and trade names was $9.3 million ($7.5 million after tax) in fiscal 2002. Of this $9.3 million, $3.3 million was attributable to the Upholstery segment and $6.0 million was attributable to the Casegoods segment. Excluding the effect of amortization, our reported net income for fiscal 2002 would have been increased to $69.3 million from $61.8 million and our diluted net income per common share would have been increased to $1.13 from $1.01 per common share.

The following table summarizes changes to goodwill and trade names in fiscal 2003:

(Amounts in thousands)	Upholstery Group	Casegoods Group
Goodwill		
Balance as of 4/27/02	$ 70,265	$ 37,979
Effect of adopting SFAS No. 142	(17,062)	(12,349)
Dispositions	(26)	–
Balance at 4/26/03	**$ 53,177**	**$ 25,630**
Trade names		
Balance as of 4/27/02	$ 14,255	$ 102,490
Effect of adopting SFAS No. 142	–	(48,291)
Acquisitions	2,690	–
Balance at 4/26/03	**$ 16,945**	**$ 54,199**

Notes to consolidated financial statements

Note 3: Inventories

(Amounts in thousands)	4/26/03	4/27/02
Raw materials	$ 78,713	$ 72,389
Work in progress	50,041	53,947
Finished goods	137,037	94,062
FIFO inventories	265,791	220,398
Excess of FIFO over LIFO	(13,254)	(11,741)
Total inventories	$252,537	$ 208,657

Note 4: Property, plant and equipment

(Amounts in thousands)	Estimated useful lives	4/26/03	4/27/02
Buildings and building fixtures	3-40 yrs.	$199,177	$189,051
Machinery and equipment	8-15 yrs.	183,063	178,222
Information systems	3-10 yrs.	42,527	39,597
Land and land improvements	20 yrs.	30,827	27,423
Transportation equipment	5-10 yrs.	15,961	17,425
Other	3-10 yrs.	9,680	16,459
Construction in progress		10,989	6,949
		492,224	475,126
Less: accumulated depreciation		282,813	269,663
Property, plant and equipment, net		$209,411	$205,463

Note 5: Investments

Included in other long-term assets were $13.0 million and $12.4 million at April 26, 2003, and April 27, 2002, respectively, of available-for-sale marketable securities to fund future obligations of one of our retirement plans. In addition, we had $9.4 million of trading securities in other long-term assets as of April 26, 2003. The following is a summary of current trading and available-for-sale securities at April 26, 2003, and April 27, 2002:

(Amounts in thousands)	Gross unrealized gains	Gross unrealized losses	Fair value
Fiscal 2003			
Trading securities	$ 19	$ (82)	$ 9,363
Available-for-sale			
Equity securities	35	(1,070)	8,401
Fixed income	80	–	4,154
Other	3	–	476
Total available-for-sale securities	118	(1,070)	13,031
Total securities	$ 137	$ (1,152)	$ 22,394
Fiscal 2002			
Available-for-sale			
Other	–	–	$ 12,412

The following table summarizes sales of available-for-sale securities for the fiscal years ended 2003, 2002 and 2001.

(Amounts in thousands)	4/26/03	4/27/02	4/28/01
Proceeds from sales	$ 5,140	$ 12,651	$ 60
Gross realized gains	187	161	177
Gross realized losses	$ (496)	$ (2,314)	–

The fair value of available-for-sale securities by contractual maturity were $0.3 million within one year, $2.1 million within two to five years, $1.3 million within six to ten years and $0.8 million thereafter.

Note 6: Accrued expenses and other current liabilities

(Amounts in thousands)	4/26/03	4/27/02
Payroll and other compensation	$ 73,335	$ 74,905
Accrued product warranty	12,109	15,039
Income taxes	6,965	18,379
Other current liabilities	41,628	47,797
Accrued expenses and other current liabilities	$134,037	$156,120

Notes to consolidated financial statements

Note 7: Debt

(Amounts in thousands)	Interest rate	Fiscal year maturity	4/26/03	4/27/02
Revolving credit facility	6.65%	2006	$ 70,000	$ 70,000
Industrial revenue bonds	1.3-7.0%	2005-27	30,478	30,855
Private placement notes	6.47%	2008	35,000	35,000
	4.56%	2010	36,000	–
	5.25%	2013	50,000	–
Other debt	6.75%	2004	602	3,319
Total debt			222,080	139,174
Less: current portion			981	1,730
Long-term debt			$ 221,099	$ 137,444
Weighted avg. interest rate			5.3%	5.6%
Fair value of debt			$ 225,504	$ 140,215

We have a $300 million unsecured revolving credit facility with a group of banks which uses a performance-based interest rate grid with pricing ranging from LIBOR plus 0.475% to LIBOR plus 0.800% based on our consolidated debt-to-capital ratio, and also requires that certain covenants be met. The revolving credit facility expires on May 12, 2005. At April 26, 2003, we are in compliance with all of the covenants under this facility.

In addition to our previously existing credit facilities, on December 19, 2002, we completed a private placement of $86 million in La-Z-Boy Incorporated unsecured notes with $36 million of these notes having a maturity of seven years and the remaining $50 million having a maturity of ten years. The fixed rate on the seven-year notes is 4.56% and on the ten-year notes is 5.25%. The proceeds from this debt issuance were used to reduce the company's bank borrowings and for general corporate purposes.

Industrial revenue bonds were used to finance the construction of some of our manufacturing facilities. The facilities constructed from the bond proceeds are pledged as collateral for the bonds.

We have entered into several interest rate swap agreements with counter-parties that are participants in the revolving credit facility to reduce the impact of changes in interest rates on the floating rate debt. We believe that the risk of potential credit loss from counter-party non-performance is minimal. The purpose of these swaps is to fix interest rates on a notional amount of $70 million through December 8, 2003, at 6.095% plus the applicable borrowing spread under the revolving credit facility. The fair market value of the swaps would require payment of $2.6 million at April 26, 2003, if we were to have terminated the agreements.

Maturities of long-term debt, subsequent to April 26, 2003, are $1.0 million in 2004, $4.3 million in 2005, $70.3 million in 2006, $0.3 million in 2007, $39.6 million in 2008 and $106.6 million thereafter. As of April 26, 2003, unused lines of credit and commitments were $321.8 million under several credit arrangements.

Cash paid for interest during fiscal years 2003, 2002 and 2001 was $8.9 million, $10.2 million and $17.5 million, respectively.

Note 8: Leases

We have operating leases for manufacturing facilities, executive and sales offices, warehouses, showrooms and retail facilities as well as for equipment for manufacturing, transportation and data processing. The operating leases expire at various dates through 2027. Certain transportation leases contain a provision for the payment of contingent rentals based on mileage in excess of stipulated amounts. We lease additional transportation and other equipment under capital leases expiring at various dates through 2010. The majority of these capital leases include bargain purchase options.

The future minimum lease payments under non-cancelable leases are as follows (for the fiscal years):

(Amounts in thousands)	Operating leases	Capital leases
2004	$ 18,632	$ 779
2005	16,507	1,022
2006	12,285	55
2007	8,524	47
2008	6,812	47
2009 and beyond	23,226	89
	85,986	2,039
Less: interest	–	129
Total	$ 85,986	$ 1,910

Rental expense and contingent rentals for capital and operating leases were as follows (for the fiscal years ended):

(Amounts in thousands)	4/26/03	4/27/02	4/28/01
Rental expense	$ 25,444	$ 20,215	$ 22,591
Contingent rentals	$ 473	$ 615	$ 573

Notes to consolidated financial statements

Note 9: Financial guarantees and product warranties

Effective for the third quarter of fiscal 2003, we adopted FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that, at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002.

Prior to December 31, 2002, we provided secured and unsecured financial guarantees relating to loans and leases in connection with certain independent La-Z-Boy Furniture Galleries® dealers, whose stores are not owned by the company. Loan guarantees are generally for real estate mortgages and have terms lasting from one to five years. Lease guarantees are generally for real estate leases and have terms lasting from one to five years. These loan and lease guarantees enhance the credit of these dealers. The guaranteed party is required to make periodic fee payments to us in exchange for the guarantees. The fair values of the loan and lease agreements we have entered into since December 31, 2002, are not material to our financial position.

We would be required to perform under these agreements only if the dealer were to default on the loan or lease. The maximum amount of potential future payments under loan guarantees and lease guarantees were $10.1 million and $7.3 million, respectively, as of April 26, 2003. Should a dealer default on a collateralized loan, we expect to be able to liquidate the collateral, the proceeds of which we anticipate would cover substantially all of the maximum amount of our potential future payments under our guarantee obligation.

We have, from time to time, entered into agreements which resulted in indemnifying third parties against certain liabilities, mainly environmental. We believe that judgments, if any, against us related to such agreements would not have a material effect on our business or financial condition.

Our accounting policy for product warranties is to accrue an estimated liability at the time the revenue is recognized. This estimate is based on historical claims and adjusted for currently known warranty issues.

A reconciliation of the changes in our product warranty liability is as follows:

(Amounts in thousands)	**4/26/03**	4/27/02
Balance as of the beginning of the year	**$ 23,038**	$ 21,444
Accruals during the year	**9,732**	14,676
Settlements during the year	**(13,704)**	(13,082)
Balance as of the end of the year	**$ 19,066**	$ 23,038

Note 10: Contingencies

We have been named as a defendant in various lawsuits arising in the ordinary course of business including being named as a potentially responsible party at six environmental clean-up sites. Based on a review of all currently known facts and our experience with previous legal and environmental matters, we have recorded expense in respect of probable and reasonably estimable legal and environmental matters and we do not believe that a material additional loss is reasonably possible for legal or environmental matters.

Note 11: Stock option plans

Our shareholders have approved an employee incentive stock option plan that provides grants to certain employees to purchase common shares at not less than their fair market value at the date of grant. Granted options become exercisable at 25% per year beginning one year from the date of grant for up to five or ten years. The plan authorized option grants of up to 7,500,000 common shares.

Plan activity is as follows:

	Number of shares	Weighted avg. exercise price
Outstanding at April 29, 2000	2,400,904	$ 15.65
Granted	716,930	15.50
Exercised	(449,852)	10.84
Expired or cancelled	(139,697)	18.11
Outstanding at April 28, 2001	2,528,285	16.33
Granted	663,885	19.80
Exercised	(935,735)	13.80
Expired or cancelled	(211,500)	18.59
Outstanding at April 27, 2002	2,044,935	18.37
Granted	**662,800**	**22.59**
Exercised	**(358,095)**	**15.29**
Expired or cancelled	**(143,118)**	**20.42**
Outstanding at April 26, 2003	**2,206,522**	**20.01**
Exercisable at April 26, 2003	**835,417**	**$ 19.12**
Shares available for grants at April 26, 2003	**4,472,980**	

Notes to consolidated financial statements

Range of exercise prices	Number outstanding at April 26, 2003	Weighted avg. exercise price	Weighted avg. remaining contractual life in years	Number exercisable at April 26, 2003	Weighted avg. exercise price
$ 9.54 - $ 13.99	5,605	$ 11.54	3.78	5,605	$ 11.54
14.41 - 20.10	1,252,647	17.78	2.45	592,146	17.29
$ 22.60 - $ 25.43	948,270	23.00	6.76	237,666	23.86
	2,206,522	$ 20.01	4.30	835,417	$ 19.12

Information regarding currently outstanding and exercisable options is as shown above.

The tables above include options that were issued to replace outstanding options of a company acquired in fiscal 2000. The options outstanding under this plan as of April 26, 2003, were 67,403 with a weighted average exercise price of $19.24 per share. There are no shares available for future grant under this plan.

Our shareholders have also approved two restricted share plans. Under one plan, a committee of the Board of Directors is authorized to offer for sale up to an aggregate of 750,000 common shares to certain employees. Under a second plan, up to an aggregate of 150,000 common shares are authorized for sale to non-employee directors. Under the restricted share plans, shares are offered at 25% of the fair market value at the date of grant. The plans require that all shares be held in an escrow account for a period of three years in the case of an employee, or until the participant's service as a director ceases in the case of a non-employee director. In the event of an employee's or non-employee director's termination during the escrow period, the shares must be sold back to us at their cost.

Common shares aggregating 71,825 and 71,875 were granted and issued during fiscal years 2003 and 2002, respectively, under the employee restricted share plan. Common shares remaining for future grants under this plan amounted to 437,965 at April 26, 2003.

Common shares aggregating 9,300 and 13,200 were granted and issued during fiscal years 2003 and 2002, respectively, under the non-employee directors' restricted share plan. Common shares remaining for future grants under this plan amounted to 61,200 at April 26, 2003.

Shareholders have also approved a performance-based restricted stock plan. This plan authorized awards up to an aggregate of 1,200,000 common shares to key employees. Grants of shares or short-term options to purchase shares are based on achievement of goals over a three-year performance period. At April 26, 2003, target awards were outstanding for which up to approximately 532,000 common shares may be issued in fiscal years 2004 through 2006 based on three outstanding target awards, depending on the extent to which certain performance objectives are met. The cost of awards is expensed over the performance period. In fiscal year 2003, 28,087 common shares were issued for the three-year period that ended in 2002.

Actual expense relating to the restricted share plans and the performance-based restricted stock plan was $3.8 million in fiscal 2003, $2.4 million in fiscal 2002 and $0.8 million in fiscal 2001.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," we have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

Had we elected to recognize compensation cost for stock options based on the fair value method of accounting prescribed by SFAS No. 123, the additional after-tax expense relating to the stock options would have been $2.1 million in fiscal 2003, $2.0 million in fiscal 2002 and $2.6 million in fiscal 2001. See Note 1 for proforma information.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes model with the following assumptions:

	4/26/03	4/27/02	4/28/01
Risk free interest rate	3.0%	4.4%	4.95%
Dividend rate	1.7%	1.7%	1.9%
Expected life in years	5.0	5.0	5.0
Stock price volatility	40.0%	43.0%	45.0%

Note 12: Retirement/welfare

Eligible salaried employees are covered under a trusteed profit sharing retirement plan. Discretionary cash contributions to a trust are made annually based on profits. We maintain a Non-Qualified Deferred Compensation (NQDC) plan for eligible highly compensated employees.

We maintain a non-qualified defined benefit retirement plan for certain existing and former salaried employees. Included in other long-term liabilities were plan obligations of $13.2 million and $12.2 million at April 26, 2003, and April 27, 2002, respectively. This plan is excluded from the obligation charts that follow.

Notes to consolidated financial statements

Voluntary 401(k) retirement plans are offered to eligible employees within certain U.S. operating units. For most operating units, we make matching contributions based on specific formulas and this match is made in our common shares. We also maintain defined benefit pension plans for eligible factory hourly employees at some operating units.

The net periodic pension cost and retirement costs for retirement plans were as follows (for the fiscal years ended):

(Amounts in thousands)	4/26/03	4/27/02	4/28/01
Service cost	$ 2,559	$ 2,918	$ 2,676
Interest cost	4,616	4,254	4,013
Actual return on plan assets	3,600	(109)	(1,903)
Net amortization and deferral	(7,491)	(4,260)	(2,648)
Net periodic pension cost	3,284	2,803	2,138
Profit sharing/NQDC*	10,615	10,864	10,579
401(k)*	5,601	4,191	3,744
Other*	795	3,875	1,716
Total retirement costs	$ 20,295	$ 21,733	$18,177

* Not determined by an actuary.

The funded status of the pension plans was as follows:

(Amounts in thousands)	4/26/03	4/27/02
Change in benefit obligation		
Benefit obligation at beginning of year	$ 61,953	$ 55,543
Service cost	2,559	2,918
Interest cost	4,616	4,254
Amendments and new plans	22	2,016
Actuarial gain (loss)	3,656	(128)
Benefits paid	(3,432)	(2,650)
Benefit obligation at year end	69,374	61,953
Change in plan assets		
Fair value of plan assets at beginning of year	59,807	56,417
Actual return on plan assets	(3,600)	109
Employer contribution	15,738	5,931
Benefits paid	(3,432)	(2,650)
Fair value of plan assets at year end	68,513	59,807
Funded (underfunded) status	(861)	(2,146)
Unrecognized actuarial loss	20,298	8,821
Unamortized prior service cost	643	769
Prepaid benefit cost	$ 20,080	$ 7,444

The expected long-term rate of return on defined benefit plan assets was 8.0% for fiscal years 2003, 2002 and 2001. The weighted average discount rate used in determining the actuarial present value of projected benefit obligations was 6.6% in fiscal year 2003, 7.2% in fiscal year 2002 and 7.7% for fiscal year 2001. Plan assets are invested in a diversified portfolio that consists primarily of debt and equity securities.

Note 13: Health care

Eligible employees have an opportunity to participate in group health plans. Most participating employees pay their portion of health care costs through pre-tax payroll deductions. Health care expenses were as follows (for the fiscal years ended):

(Amounts in thousands)	4/26/03	4/27/02	4/28/01
Gross health care	$ 71,275	$ 76,071	$ 76,989
Participant payments	(20,159)	(19,178)	(19,132)
Net health care	$ 51,116	$ 56,893	$ 57,857

Note 14: Restructuring

In fiscal years 2002 and 2001, we recorded restructuring charges of $22.2 million and $11.2 million, respectively. The $22.2 million, which was recorded in cost of sales, was the result of closing down four manufacturing facilities and converting three others to warehousing, subassembly and import service operations. Of the $22.2 million, $3.7 million was attributable to the Upholstery segment and $18.5 million was attributable to the Casegoods segment. The total restructuring charges were comprised of $13.2 million in the second quarter and $9.0 million in the fourth quarter of fiscal 2002. The $11.2 million in fiscal 2001, which was recorded in cost of sales, was the result of strategic decisions to rationalize production capacity to achieve more efficient production utilization and exit certain unprofitable product lines. Of the $11.2 million, $2.3 million was attributable to the Upholstery segment and $8.9 million was attributable to the Casegoods segment. As of April 26, 2003, substantially all of the 1,132 employees expected to be terminated as a result of these plans are no longer employed by the company. The remaining liability will be paid out in fiscal 2004.

Notes to consolidated financial statements

(Amounts in thousands)	Fiscal 2002 4/28/01 balance	Charges to expense	Cash payment or asset write-down	4/27/02 balance	Fiscal 2003 Charges to expense	Cash payment or asset write-down	4/26/03 balance
Fixed asset write-downs	–	$ 11,000	$ (11,000)	–	–	–	–
Severance and benefit related costs	$ 1,200	4,600	(4,300)	$ 1,500	$ 1,070	$ (2,257)	$ 313
Inventory write-downs	–	3,500	(3,500)	–	–	–	–
Other	2,700	3,100	(2,700)	3,100	–	(2,557)	543
Total	$ 3,900	$ 22,200	$ (21,500)	$ 4,600	$ 1,070	$ (4,814)	$ 856

Restructuring liabilities along with charges to expense, cash payments or asset write-downs are shown in the table above.

The above fiscal 2003 table shows additional charges relating to health insurance and workers' compensation for plants previously shut down.

Subsequent to year end, we announced an additional restructuring plan in our Casegoods segment as a result of the continued pressure on domestic manufacturing caused by imports. This restructuring will result in pre-tax charges of approximately $10.0 million, or $0.11 per diluted share on an after-tax basis. Of these pre-tax charges, approximately $6.4 million will be taken primarily in the first quarter of fiscal 2004 and will cover the write-down of certain fixed assets and inventories. The write-down of fixed assets will be accounted for in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and covers two manufacturing plants expected to be disposed of by sale in fiscal year 2004. Most of the remaining balance of $3.6 million of the charges represents severance and other costs and will be incurred in the first half of fiscal 2004 in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

Note 15: Divestiture

On November 30, 2001, we sold the operations of our Pilliod Furniture unit. We acquired Pilliod, which produces promotionally priced bedroom and occasional furniture at its manufacturing facility in Nichols, S.C., as part of our acquisition of LADD Furniture, Inc., in fiscal 2000. The product line produced by Pilliod did not strategically align with our other product lines. The transaction generated a pre-tax loss of $11.7 million. A tax benefit of $11.8 million was also generated, resulting in a small net gain with no earnings per share effect. Pilliod's sales, included in our consolidated statement of income, were $24.2 million and $69.7 million for the fiscal years ended April 27, 2002, and April 28, 2001, respectively, and Pilliod had net losses of $1.1 million and $6.5 million for the fiscal years ended April 27, 2002, and April 28, 2001, respectively. Pilliod's 2001 net loss included $3.7 million of after-tax restructuring charges.

Note 16: Income taxes

The primary components of our deferred tax assets and (liabilities) were as follows:

(Amounts in thousands)

Current	4/26/03	4/27/02
Bad debt	$ 13,288	$ 13,760
Warranty	7,821	9,222
Workers' compensation	3,052	2,951
Deferred and other compensation	7,665	4,386
Inventory	(5,120)	(6,459)
State income tax	1,325	820
Restructuring	3,979	3,881
Other	5,724	7,525
Total current deferred tax assets	37,734	36,086
Noncurrent		
Trade names*	(24,711)	(43,142)
Property, plant and equipment	(14,758)	(12,514)
Pension	(3,452)	1,760
Other	5,993	6,700
Total noncurrent deferred tax liabilities	(36,928)	(47,196)
Net deferred tax asset (liability)	$ 806	$(11,110)

*Deferred tax liabilities of $17.9 million were eliminated in connection with the write-down of trade names upon the adoption of SFAS No. 142 on April 28, 2002.

Notes to consolidated financial statements

Our effective tax rate differs from the U.S. federal income tax rate for the following reasons:

(% of pre-tax income)	4/26/03	4/27/02	4/28/01
Statutory tax rate	35.0%	35.0%	35.0%
Increase (reduction) in income taxes resulting from:			
State income taxes net of federal benefit	3.0	3.2	3.4
Goodwill	-	1.8	1.4
Worthless stock deduction	-	(8.4)	-
Miscellaneous items	-	(1.0)	(0.8)
Effective tax rate	38.0%	30.6%	39.0%

As a result of the sale of the operations of Pilliod Furniture during fiscal year 2002, we recognized a substantial "worthless stock" deduction. This deduction is attributable to the difference between the tax basis in the stock of Pilliod and its underlying assets and resulted in a net reduction of federal and state income tax of $7.5 million.

In fiscal 2004, we intend to repatriate earnings of a Canadian subsidiary. The related income tax expense will be offset by available tax credits.

Income tax expense is comprised of the following:

(Amounts in thousands)		4/26/03	4/27/02	4/28/01
Federal	- current	$ 46,678	$ 29,730	$ 44,866
	- deferred	5,087	(7,081)	(6,930)
State	- current	6,420	4,870	6,576
	- deferred	714	(334)	(804)
Total income tax expense		$ 58,899	$ 27,185	$ 43,708

Cash paid for taxes during the fiscal years ended April 26, 2003, April 27, 2002, and April 28, 2001, was $60.9 million, $24.0 million and $57.4 million, respectively.

Note 17: Earnings per share

Basic net income per share is computed using the weighted average number of shares outstanding during the period. Diluted net income per share uses the weighted average number of shares outstanding during the period plus the additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Our dilutive potential common shares are for employee stock related plans described in Note 11. Outstanding share information is as follows (for the fiscal years ended):

(Amounts in thousands)	4/26/03	4/27/02	4/28/01
Weighted average common shares outstanding (basic)	57,120	60,739	60,550
Effect of options	315	386	142
Weighted average common shares outstanding (diluted)	57,435	61,125	60,692

The weighted average common shares outstanding for diluted earnings per share calculation at April 26, 2003, excludes the incremental effect related to outstanding stock options whose exercise price is in excess of the average price of our stock of $23.06 for the fiscal year. These options are excluded due to their antidilutive effect at April 26, 2003.

Note 18: Segments

Our reportable operating segments are the Upholstery Group segment and the Casegoods Group segment.

The Upholstery Group is comprised of operating units that primarily manufacture and sell to dealers, furniture which is mostly or fully covered with fabric, leather or vinyl. Upholstered furniture includes products which function as seating for the home and commercial markets, such as reclining and non-reclining chairs, motion and stationary sofas, loveseats, chaises and ottomans. The operating units included in the Upholstery Group are Bauhaus USA, Clayton Marcus, England, La-Z-Boy, La-Z-Boy Contract, La-Z-Boy UK and Sam Moore. HickoryMark is included through the cessation of its operations in October 2002.

The Casegoods Group is comprised of operating units that primarily manufacture or sell to dealers, products that function as storage, display or table units for the home and commercial markets, such as dining room furniture, bedroom suites, occasional tables, chests, desks, wall units and accent pieces. These products are mostly made of hardwood or hardwood veneers. The operating units included in the Casegoods Group are Alexvale, American Drew, American of Martinsville, Hammary, Kincaid, Lea and Pennsylvania House. Pilliod Furniture is included in the segment information provided through its sale date of November 30, 2001.

Our largest customer represents less than 2.2% of each of our segments' sales.

The accounting policies of the operating segments are the same as those described in Note 1. Segment operating income is based on profit or loss from operations before interest expense, other income and income taxes. Identifiable assets are cash and equivalents, notes and accounts receivable, net inventories, net property, plant and equipment, goodwill and trade names. Our unallocated assets include deferred income taxes, corporate assets (including cash and equivalents) and various other assets.

Notes to consolidated financial statements

Information used to evaluate segments is as follows (for the fiscal years ended):

(Amounts in thousands)

	4/26/03	4/27/02	4/28/01
Sales			
Upholstery Group	**$1,589,778**	$1,543,756	$1,488,111
Casegoods Group	**526,168**	611,268	762,159
Eliminations	**(4,116)**	(1,072)	(1,779)
Consolidated	**2,111,830**	2,153,952	2,248,491
Operating income			
Upholstery Group	**154,617**	134,337	129,178
Restructuring	**–**	(3,735)	(2,300)
Net Upholstery Group	**154,617**	130,602	126,878
Casegoods Group	**32,110**	19,569	23,231
Restructuring	**–**	(18,452)	(8,900)
Loss on divestiture	**–**	(11,689)	–
Net Casegoods Group	**32,110**	(10,572)	14,331
Corporate and other	**(23,853)**	(23,330)	(20,415)
Consolidated	**162,874**	130,576	131,994
Restructuring	**–**	(22,187)	(11,200)
Loss on divestiture	**–**	(11,689)	–
Net consolidated	**162,874**	96,700	120,794
Depreciation and amortization			
Upholstery Group	**19,115**	20,655	21,972
Casegoods Group	**9,981**	12,560	12,979
Corporate and other	**1,599**	10,773	10,746
Consolidated	**30,695**	43,988	45,697
Capital expenditures			
Upholstery Group	**22,871**	21,997	20,966
Casegoods Group	**6,976**	9,206	14,231
Corporate and other	**2,974**	1,763	2,219
Consolidated	**32,821**	32,966	37,416
Assets			
Upholstery Group	**617,225**	617,093	637,198
Casegoods Group	**351,387**	397,277	488,718
Unallocated assets	**154,454**	147,457	99,881
Consolidated	**$1,123,066**	$1,161,827	$1,225,797
Sales by country			
United States	**93%**	95%	96%
Canada and other	**7%**	5%	4%
	100%	100%	100%

Note 19: Share repurchases

The company is authorized to repurchase common stock under the repurchase program approved by our Board of Directors, and the restricted share plans. At April 26, 2003, approximately 4.2 million additional shares can be repurchased pursuant to the repurchase programs. Our repurchases were as follows (for the fiscal years ended):

(Amounts in thousands)	4/26/03	4/27/02	4/28/01
Shares repurchased	**5,491**	1,750	1,600
Cash used for repurchases	**$130,287**	$40,198	$23,251

Note 20: Related parties

The Chairman of our Board of Directors is a member of the Board of Directors of Culp, Inc., and chairs its compensation committee. Culp provided 16.5% of the total fabric purchased by us during the fiscal year. The purchases from Culp were at prices comparable to other vendors and under similar terms. Our Chairman has no involvement in our selection or purchase processes related to fabrics.

Management's discussion and analysis

This Management's Discussion and Analysis should be read in conjunction with the accompanying Report of Management Responsibilities, Report of Independent Accountants, Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

In terms of sales, we are the second largest furniture manufacturer in the United States of America, the largest reclining-chair manufacturer in the world and North America's largest manufacturer of upholstered furniture. We also import furniture products from outside the U.S. for resale in North America. We sell mostly to independent retailers who resell to end-users, and we also own a small number of retail stores where we sell our own manufactured and imported products to end-users. Besides our own retail stores, we have agreements with many independent retailers to display and merchandise products from one or more of our operating units and sell them to end-user consumers in dedicated retail space, either through stand-alone stores or in dedicated galleries within their stores. We consider these stores as well as our own retail stores to be "proprietary" and one of the keys to our success.

The furniture industry experienced soft retail conditions in the last half of the year as retail conditions were adversely affected by waning consumer confidence and unsettling world events. The furniture industry is experiencing significant changes in the sourcing of manufacturing production as, over the past few years, a growing percentage of production has shifted from domestic to foreign manufacturing.

The framework of the casegoods furniture industry is changing from domestic producer to a hybrid of importer and domestic producer. The rapid growth of manufacturing capabilities in the Far East has resulted in increasing production capacities of these countries, which has decreased the utilization of domestic production capacity. Imported finished goods and components are lowering costs, which in turn is deflating retail furniture prices to consumers. As a result of these deflated sales prices, there has been some decline in margins on domestic products. Some large retailers and dealers are also buying direct from overseas manufacturers. To address these challenges, we have significantly increased importing of finished goods and sourced parts from overseas, and this has had a significant impact on improving our margins in our Casegoods segment. We recently announced the closing of three more domestic manufacturing facilities, decreasing Casegoods manufacturing space by approximately 51% over the last two years.

We have disclosed non-GAAP ("generally accepted accounting principles") financial measures in this report, including normalized net sales, normalized operating margin and normalized diluted earnings per share. A reconciliation table of GAAP to non-GAAP normalized results appears at the end of this section.

We believe that the presentation of normalized sales, which excludes the sales of Pilliod which was divested in November 2001, HickoryMark which ceased operations in October 2002 and the fiscal 2003 retail acquisitions, provides useful information to investors because it enables investors to make additional meaningful comparisons of our sales between one reporting period and another.

We believe that the presentation of normalized operating margin, which excludes restructuring and divestiture charges as well as amortization expense of goodwill and trade names, provides useful information to investors because it enables investors to make additional meaningful comparisons of our performance from one reporting period to another. Because restructuring charges occur on an irregular basis, are often material and are not predictable, and because the discontinuation of amortization is a result of new accounting guidance, we believe that the non-GAAP presentation may be useful in assessing the operating performance of our company. The normalized operating margin is calculated by taking the normalized operating income divided by sales as reported.

We believe that the presentation of normalized diluted earnings per share, which excludes the cumulative effect of accounting change relating to our adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Intangible Assets," as well as the adjustments discussed above, provides useful information to investors in evaluating the overall net effect of the foregoing adjustments and to make meaningful comparisons against the GAAP results that are presented.

ANALYSIS OF OPERATIONS
YEAR ENDED APRIL 26, 2003
(2003 compared with 2002)

	FY03 over (under) FY02**	Fiscal year ended	
		4/26/03	4/27/02
Sales	(2.0%)	**100.0%**	100.0%
Cost of sales	(4.4%)	**76.6%**	78.5%
Gross profit	7.0%	**23.4%**	21.5%
Selling, general and administrative	(6.3%)	**15.7%**	16.4%
Loss on divestiture	N/M	**-**	0.5%
Operating income	68.4%	**7.7%**	4.5%
Interest expense	4.4%	**0.5%**	0.5%
Other income	14.5%	**0.1%**	0.1%
Pre-tax income	74.3%	**7.3%**	4.1%
Income tax expense*	116.7%	**38.0%**	30.6%
Income before cumulative effect of accounting change	55.6%	**4.6%**	2.9%
Diluted earnings per share before cumulative effect	65.3%		

*As a percent of pre-tax income.
** This column represents the dollar change from fiscal 2003 to fiscal 2002.
N/M = not meaningful

Management's discussion and analysis

SEGMENT ANALYSIS

	Sales	Operating income		
	FY03 over (under) FY02*	FY03 over (under) FY02*	Percent of sales	
			FY03	FY02
Upholstery Group	3.0%	18.4%	**9.7%**	8.5%
Casegoods Group	(13.9%)	N/M	**6.1%**	(1.7%)
Unallocated corporate costs and eliminations	N/M	N/M	**N/M**	N/M
Consolidated	(2.0%)	68.4%	**7.7%**	4.5%

SEGMENT OPERATING INCOME ANALYSIS EXCLUDING RESTRUCTURING, DIVESTITURE AND AMORTIZATION

	FY03 over (under) FY02*	Percent of sales	
		FY03	FY02
Upholstery Group	12.3%	**9.7%**	8.9%
Casegoods Group	25.8%	**6.1%**	4.2%
Unallocated corporate costs and eliminations	N/M	**N/M**	N/M
Consolidated	16.5%	**7.7%**	6.5%

*This column represents the dollar change from fiscal 2003 to fiscal 2002.
N/M = not meaningful

Fiscal 2003 sales declined 2.0% to $2.112 billion from the prior year due to the following factors: (i) cessation of operations by HickoryMark in the second quarter of fiscal 2003; (ii) soft retail demand across the entire furniture industry; and (iii) decision to not sacrifice margins for the sake of generating sales. This decline was somewhat offset by the strength of the La-Z-Boy Furniture Galleries® store system (part of our proprietary distribution system dedicated to La-Z-Boy products, that is mainly comprised of independent owners), which experienced a 2.7% increase over fiscal 2002 same store sales. On a normalized basis, sales in fiscal 2003 were flat.

Our Upholstery Group sales increased 3.0% from last year. On a normalized basis, the Upholstery segment had a 4.0% increase in sales. The increase in sales was due to the performance of the La-Z-Boy Furniture Galleries® store system, especially the growth in the new generation La-Z-Boy Furniture Galleries. During fiscal 2003, 26 new generation stores were opened. With regard to the prior store format, six were closed, five relocated and three remodeled into the new generation format.

Our Casegoods Group sales declined 13.9% from last year. On a normalized basis, the Casegoods segment had a 10.4% decline in sales. The decline was due to the following factors: (i) weak sales in the hospitality sector; (ii) some leading furniture retailers buying casegoods products directly from overseas manufacturers; (iii) a more dramatic decline in customer demand in the upper middle price points, where some of our products are positioned, than in the lower price points; and (iv) a concentrated effort to increase or retain operating margins, which led to a sacrifice in sales.

Gross profit as a percent of sales for fiscal 2003 increased to 23.4% from 21.5% in fiscal 2002. On a normalized basis, fiscal 2002's gross profit as a percent of sales was 22.5%. This improvement, despite a 2.0% sales decline, primarily reflected the results of management's efforts to adjust capacity and fixed costs in response to waning consumer confidence and a shift to overseas production. The restructuring measures we put into effect late in fiscal 2001 and during fiscal 2002 resulted in annualized savings of approximately $15.0 million, and in fiscal 2003, we benefited from a full year of those savings. The restructuring resulted in increased capacity utilization at our remaining plants, which allowed us to achieve better absorption of costs by producing a similar volume of product in fewer facilities. We do not expect significant additional savings in fiscal 2004 compared to fiscal 2003 related to the fiscal 2002 and fiscal 2001 restructurings. Restructuring charges included in gross profit for fiscal 2002 were $22.2 million.

On June 3, 2003, we announced plans for additional restructuring, which includes the closure of three plants. These actions will result in pre-tax charges of approximately $10.0 million, or $0.11 per diluted share on an after-tax basis. Of these pre-tax charges, approximately $6.4 million will be taken primarily in the first quarter of fiscal 2004 and will cover the write-down of certain fixed assets and inventories. The write-down of fixed assets will be accounted for in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and covers two manufacturing plants expected to be disposed of by sale in fiscal year 2004. Most of the remaining balance of $3.6 million of the charges represents severance and other costs and will be incurred in the first half of fiscal 2004 in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The plant closures and resultant shifting of production to other La-Z-Boy casegoods facilities should produce annual savings in the range of $5.0 million to $6.0 million, after the transition is fully implemented by the beginning of our 2004 fiscal fourth quarter.

Selling, general and administrative expense (S,G&A) decreased to 15.7% of sales in fiscal 2003 from 17.0% in fiscal 2002. On a normalized basis, S,G&A as a percent of sales would have been 16.0% in fiscal 2002. This decline was attributable to our cost-cutting efforts, a decline in warranty expense, and efficiencies created by restructurings in both fiscal 2002 and fiscal 2001. Warranty expense decreased in the current year by 33.7% due to (i) discontinuing certain products; (ii) implementing various quality improvement initiatives in prior years resulting in lower claim rates; and (iii) improving our ability to track and charge outside vendors for defects in materials that were used in our products. Additionally, bad debt expense as a percent of sales was 0.3% in fiscal 2003 and 0.4% in fiscal 2002. Due to our experience rate over the past two years, we have been able to reduce our bad debt expense. Expenditures for research and development costs decreased by $2.3 million in fiscal 2003. Approximately half of the decrease in research and development costs is attributed to the divestiture of Pilliod and the cessation of operations of HickoryMark.

Our operating margin increased to 7.7% in fiscal 2003 from 4.5% in fiscal 2002. On a normalized basis operating margins were 6.5% in fiscal 2002. The increase in operating margin was attributable to the positive impact of the restructurings and the increase in upholstery sales. Additionally, increased sales of imported goods had a positive impact on operating margin for the Casegoods Group.

The Upholstery Group operating margin increased to 9.7% from 8.5% in the previous year. On a normalized basis, fiscal 2002 operating margin was 8.9%. The increase in sales and the performance of our proprietary store network contributed to the increased margin in fiscal 2003. The Casegoods Group operating margin increased to 6.1% in fiscal 2003 from (1.7%) in fiscal 2002. On a normalized basis, fiscal 2002 operating margin was 4.2%. With the closing of four casegoods plants and converting two other plants to warehouse, subassembly and import service operations, as well as divesting Pilliod, this segment was able to reduce its overhead costs at a faster rate than the sales decline. Sales of imported finished goods product increased to approximately 31% of total Casegoods sales in fiscal year 2003, compared to 21% in fiscal 2002. The operating margin on import sales is higher than on domestic sales; therefore, the increased Casegoods sales of imported goods had a favorable impact on our operating margin.

Interest expense increased 4.4% over the prior year. The increase in interest expense was due to a $19.4 million increase in weighted average debt in fiscal 2003. However, the effective interest rate decreased 0.2%, partially offsetting the increase in debt levels during the year. As a result of our interest rate swap agreements, we have fixed interest rates at 6.095% plus the applicable borrowing spread under the revolving credit facility on a notional amount of $70 million. On December 19, 2002, we completed a private placement of $86 million in La-Z-Boy Incorporated unsecured notes, with $36 million of these notes having a maturity of seven years and the remaining $50 million having a maturity of ten years. The fixed rate on the seven-year notes is 4.56% and on the ten-year notes is 5.25%. As a result of the private placements and our interest rate swap agreements, there was only a minor decrease in our weighted average interest rate in fiscal 2003. The private placement was consistent with management's objective to maintain the debt-to-capitalization ratio in the mid-twenties percentage range and to also take advantage of interest rates that are at 40-year lows, allowing us to lower our weighted average cost of capital.

Diluted earnings per share were impacted by the $130.3 million used to repurchase common stock in the current year. During fiscal 2003, 5.5 million shares were purchased compared to the 1.8 million in fiscal 2002. The significant repurchase of stock is consistent with management initiatives and objectives. The repurchase of shares was somewhat offset by the stock issued for stock options and 401(k) contributions. The net decrease in diluted weighted average common shares was 3.7 million. This decrease in the diluted weighted average common shares had the impact of increasing diluted earnings per share $0.03 after the cumulative effect of accounting change and $0.08 before the cumulative effect of accounting change.

Income tax expense as a percent of pre-tax income was 38.0% in fiscal 2003, compared to 30.6% in fiscal 2002. Without the $11.8 million Pilliod divestiture tax benefit, the prior year's income tax rate would have been 39.0%.

ANALYSIS OF OPERATIONS
FOURTH QUARTER APRIL 26, 2003
(2003 compared with 2002)

	FY03 over (under) FY02**	Fourth quarter ended	
		4/26/03	4/27/02
Sales	(9.4%)	**100.0%**	100.0%
Cost of sales	(10.1%)	**76.5%**	77.1%
Gross profit	(7.0%)	**23.5%**	22.9%
Selling, general and administrative	(10.9%)	**15.5%**	15.8%
Operating income	1.7%	**8.0%**	7.1%
Interest expense	64.3%	**0.6%**	0.3%
Other income	N/M	**0.1%**	0.0%
Pre-tax income	0.3%	**7.5%**	6.8%
Income tax expense*	(0.8%)	**38.0%**	38.4%
Net income	1.0%	**4.6%**	4.2%
Diluted earnings per share before cumulative effect	9.8%		

*As a percent of pre-tax income.
** This column represents the dollar change from fiscal 2003 fourth quarter to fiscal 2002 fourth quarter.
N/M = not meaningful

Management's discussion and analysis

SEGMENT ANALYSIS

	Sales	Operating income		
	FY03 over (under) FY02*	FY03 over (under) FY02*	Percent of sales	
			4th qtr FY03	4th qtr FY02
Upholstery Group	(7.8%)	(13.2%)	10.3%	10.9%
Casegoods Group	(13.8%)	571.9%	4.8%	(0.9%)
Unallocated corporate costs and eliminations	N/M	N/M	N/M	N/M
Consolidated	(9.4%)	1.7%	8.0%	7.1%

SEGMENT OPERATING INCOME ANALYSIS EXCLUDING RESTRUCTURING, DIVESTITURE AND AMORTIZATION

	FY03 over (under) FY02*	Percent of sales	
		4th qtr FY03	4th qtr FY02
Upholstery Group	(14.6%)	10.3%	11.1%
Casegoods Group	(34.6%)	4.8%	6.3%
Unallocated corporate costs and eliminations	N/M	N/M	N/M
Consolidated	(19.7%)	8.0%	9.0%

*This column represents the dollar change from fiscal 2003 fourth quarter to fiscal 2002 fourth quarter.
N/M = not meaningful

Fourth quarter fiscal 2003 sales declined 9.4% compared to the prior year due to weakened consumer confidence by the ongoing conflict in Iraq, weak retail sales and the strong upholstery sales comparisons in last year's fourth quarter. On a normalized basis, sales in the fourth quarter of fiscal 2003 decreased by 8.9% compared to the fourth quarter in the prior year.

Our Upholstery Group sales decreased 7.8% from last year. On a normalized basis, the Upholstery segment had a 7.1% decrease in sales. The decline in sales is a result of weak retail sales, particularly in relation to the strong sales last year.

The Casegoods Group sales declined 13.8% from last year. The decline was due to the following factors: (i) weak sales in the hospitality sector; (ii) leading furniture retailers buying casegoods products directly from overseas manufacturers; and (iii) a more dramatic decline in customer demand in the upper middle price points, where some of our products are positioned, than in the lower price points.

Gross profit as a percent of sales for fiscal 2003 increased to 23.5% from 22.9% in fiscal 2002. On a normalized basis, fiscal 2002 gross profit as a percent of sales was 24.4%. The decrease in the normalized gross margin was due to pricing pressures on our product and the 9.4% decrease in sales and the resulting under-absorption of fixed costs.

S,G&A decreased to 15.5% of sales in fiscal 2003 from 15.8% in fiscal 2002. On a normalized basis, fiscal 2002 S,G&A as a percent of sales was 15.4%.

Despite the 9.4% decrease in sales, we were able to realize an 8.0% operating margin in the fourth quarter of fiscal 2003 compared to 7.1% in fiscal 2002. On a normalized basis, the operating margin in the fourth quarter of fiscal 2002 was 9.0%. The decision to not sacrifice margin for the sake of generating sales, and the efficiencies created from our restructuring in fiscal 2002 and fiscal 2001, somewhat offset the effect of the sales decline on our operating margin.

The Upholstery Group operating margin decreased to 10.3% from 10.9% in the previous year's fourth quarter. On a normalized basis, operating margins for the fourth quarter of fiscal 2002 were 11.1%. The decrease in sales contributed to the decreased operating margin in the fourth quarter of fiscal 2003. The Casegoods Group operating margin increased to 4.8% from (0.9%). On a normalized basis, fiscal 2002 operating margins were 6.3%. Although sales decreased 13.8%, the normalized operating margin only decreased to 4.8% from 6.3%. By closing four casegoods plants and converting two other plants to warehouse, subassembly and import service operations, the Casegoods group was able to somewhat offset the negative trends in operating margins.

Interest expense increased from the prior year's fourth quarter by 64.3% due to the $83.7 million increase in weighted average debt in the fiscal 2003 fourth quarter compared to the prior year fourth quarter. Additional debt was borrowed during the year, mainly through the previously mentioned private placement, to repurchase $130.3 million in our stock. Our new financing strengthened the financial flexibility of our overall capital structure by staggering our debt maturities. The private placement is consistent with management's objective to maintain the debt-to-capitalization ratio in the mid-twenties percentage range and to also take advantage of interest rates that are at 40-year lows.

Management's discussion and analysis

Diluted earnings per share were nominally impacted by the $17.7 million used to repurchase common stock in the fourth quarter, which was somewhat offset by the stock issued for stock options and 401(k).

Income tax expense as a percent of pre-tax income in the fourth quarter was 38.0% in fiscal 2003, compared to 38.4% in fiscal 2002.

ANALYSIS OF OPERATIONS YEAR ENDED APRIL 27, 2002

(2002 compared with 2001)

	FY02 over (under) FY01**	Fiscal year ended 4/27/02	4/28/01
Sales	(4.2%)	100.0%	100.0%
Cost of sales	(5.7%)	78.5%	79.8%
Gross profit	1.8%	21.5%	20.2%
Selling, general and administrative	6.2%	16.4%	14.8%
Loss on divestiture	N/M	0.6%	–
Operating income	(19.9%)	4.5%	5.4%
Interest expense	(44.0%)	0.5%	0.8%
Other income	(75.0%)	0.1%	0.4%
Pre-tax income	(20.6%)	4.1%	5.0%
Income tax expense*	(37.8%)	30.6%	39.0%
Net income	(9.6%)	2.9%	3.0%
Diluted earnings per share	(10.6%)		

SEGMENT ANALYSIS

	Sales FY02 over (under) FY01**	Operating income FY02 over (under) FY01**	Percent of sales FY02	Percent of sales FY01
Upholstery Group	3.7%	2.9%	8.5%	8.5%
Casegoods Group	(19.8%)	(173.8%)	(1.7%)	1.9%
Unallocated corporate costs and eliminations	N/M	N/M	N/M	N/M
Consolidated	(4.2%)	(19.9%)	4.5%	5.4%

SEGMENT OPERATING INCOME ANALYSIS EXCLUDING RESTRUCTURING AND DIVESTITURE

	FY02 over (under) FY01**	Percent of sales FY02	FY01
Upholstery Group	4.0%	8.7%	8.7%
Casegoods Group	(15.8%)	3.2%	3.0%
Unallocated corporate costs and eliminations	N/M	N/M	N/M
Consolidated	(1.1%)	6.1%	5.9%

*As a percent of pre-tax income.
**This column represents the dollar change from fiscal 2002 to fiscal 2001.
N/M = not meaningful

Fiscal 2002 sales declined 4.2% to $2.154 billion from fiscal 2001 due to the following factors: (i) the divestiture of Pilliod Furniture on November 30, 2001; (ii) continued weak furniture industry demand for most of the year; and (iii) the impact of retailers going out of business or experiencing financial difficulty. This decline was offset in part by the strength of the La-Z-Boy Furniture Galleries® store system (part of our proprietary distribution system dedicated to La-Z-Boy products), which enjoyed an 11.0% increase over the same store sales from the 2001 fiscal year.

Our Upholstery Group sales increased 3.7% from fiscal 2001. This was mainly due to the strength of the above-mentioned La-Z-Boy Furniture Galleries® store system. With 297 stand-alone Gallery stores, most of which are independently owned, and 317 in-store La-Z-Boy galleries, exclusively promoting and selling the La-Z-Boy brand name, we are able to focus our marketing efforts and concentrate our advertising dollars to gain market share.

The Casegoods Group sales declined 19.8%. The Pilliod divestiture accounted for about 1/3 of the decline in casegoods sales. In addition, our casegoods sales were still being negatively impacted by the bankruptcies of HomeLife, Montgomery Ward, and Heilig-Meyers. It has taken some time for us to fill the sales void that these major bankruptcies created in fiscal 2001. The continued weakness in the hospitality sector of our casegoods business also significantly contributed to the sales decline in our Casegoods segment.

Gross profit as a percent of sales for fiscal 2002 increased to 21.5% from 20.2% in fiscal 2001. This improvement, despite a 4.2% sales decline, primarily reflected the results of management's efforts to adjust capacity and fixed costs in response to a weak sales environment. In particular, restructuring and other productivity improvements announced in April 2001 and October 2001 positively impacted gross profit margins. Restructuring charges included in gross profit for fiscal years 2002 and 2001 were $22.2 million and $11.2 million, respectively.

Selling, general and administrative expense (S,G&A) increased to 16.4% of sales in fiscal 2002 from 14.8% in fiscal 2001 due in part to the inability to absorb the fixed portion of the S,G&A expenses on the reduced sales. Additionally, as of April 27, 2002, we owned 23 retail stores which had a higher percentage of S,G&A expenses as compared to our manufacturing operating units. As the sales of our retail stores grew through the acquisition of stores and same store sales increases, there was a larger mix of S,G&A from the retail stores causing an increase in the percentage. Warranty expenses declined in fiscal 2002 by 5.7%. Over the past several years we have implemented quality improvement initiatives which have decreased our warranty claims. Also contributing to our decreased warranty expense is our improved ability to track and charge outside vendors for defects in fabric and for parts used in our products. Bad debt expense decreased to $9.2 million in fiscal 2002 from

$17.3 million in fiscal 2001. Bad debt expense in fiscal year 2001 was higher in large part due to the bankruptcies of three major furniture retailers. These three customers (Heilig-Meyers, Montgomery Ward and HomeLife) accounted for approximately half of the bad debt expense for fiscal year 2001.

The operating margin declined to 4.5% in fiscal 2002 from 5.4% in fiscal 2001. Since April 2001, we have closed three casegoods plants and one upholstery plant, converted two other casegoods plants into warehouse, subassembly and import service operations, divested a casegoods business and announced the closing of another casegoods plant to be effective in June 2002. These actions are the result of an increased ratio of imported components and finished products as compared to the domestically produced products, which allowed us to reduce our domestic production capacity. The restructuring charges in fiscal 2002 contributed to approximately half of the decline in the margin over the charges in fiscal 2001. The pre-tax loss on our Pilliod divestiture contributed the remaining margin degradation in fiscal 2002.

The Upholstery Group operating margin remained flat at 8.5% of sales. Although the Upholstery Group has had increased sales due to the strength of its proprietary store network, the $3.7 million restructuring charge for the closing of an upholstery plant and declines in the profitability of some lower price point product lines has offset the gains from the sales increase.

The Casegoods Group operating margin declined to (1.7%) of sales from 1.9%. A majority of the decline was a result of the restructuring charges absorbed in the fiscal 2002 operating profit, as well as the $11.7 million pre-tax loss on the Pilliod divestiture. We continue to experience some disruptions in the casegoods plants as we blend our domestic production needs with our import purchases. We believe that the actions taken during the past two years will return this segment back to profitability.

Interest expense declined 44.0% over fiscal 2001 mainly due to a net decline of $74.0 million in our total debt for the year. A majority of the debt decline occurred in the first nine months of fiscal 2002. As a result of our interest rate swap agreements, we have fixed interest rates at 6.095% plus the applicable borrowing spread under the revolving credit facility on a notional amount of $70 million. Therefore, there was no significant fluctuation in our weighted average interest rate.

Income tax expense as a percent of pre-tax income of 30.6% in fiscal 2002 was down from 39.0% in fiscal 2001 primarily due to the $11.8 million tax benefit recorded on the divestiture of the Pilliod operating unit. Without the Pilliod effect included, our tax rate would have remained flat at 39.0%.

Other income decreased $6.9 million or 75.0% over fiscal 2001. Fiscal 2001 included an increase of about $5.0 million as a result of a one-time business interruption insurance recovery offset in part by $2.4 million of miscellaneous non-operating expenses. In fiscal 2002 there was a realized loss of $2.0 million recorded in the fourth quarter from the sale of marketable securities available for sale.

Liquidity and financial condition

Our sources of cash liquidity include cash and equivalents, cash from operations and amounts available under credit facilities. These sources have been adequate for day-to-day expenditures, dividends to shareholders and capital expenditures. We expect these sources of liquidity to continue to be adequate for the future. Capital expenditures for fiscal 2004 are planned at $35.0 million to $40.0 million compared to $32.8 million in fiscal 2003.

Cash flows from operations amounted to $125.0 million in fiscal 2003, $133.2 million in fiscal 2002 and $116.0 million in fiscal 2001. The decrease in cash flows from operations was mainly due to the increase in inventories offset by the increase in income before the cumulative effect of accounting change. The increase in inventory was due to (i) imported product requiring longer order lead times; (ii) build up of inventory in the last half of the year due to lower than forecasted sales; (iii) the challenges of managing a hybrid of domestic and imported inventory; and (iv) higher than expected fourth quarter fiscal 2002 sales, which resulted in lower than normal inventory levels in fiscal 2002. Capital expenditures, dividends and stock repurchases totaled approximately $186.0 million in fiscal 2003, $95.1 million in fiscal 2002 and $81.9 million in fiscal 2001. The increase was primarily attributable to stock repurchases, which were $90.1 million higher than the previous year. We used $130.3 million to repurchase common stock under the repurchase program approved by our Board of Directors and the Restricted Share Plans. The increase in debt related to our stock repurchase program has allowed us to meet our target debt-to-capitalization range of mid-twenty percent.

As of April 26, 2003, there were unused lines of credit and commitments of $321.8 million under several credit arrangements. Our main credit arrangement is a $300 million unsecured revolving credit facility, maturing in fiscal 2006. The borrowing rate under this credit agreement can range from LIBOR plus 0.475% to LIBOR plus 0.800% based on the consolidated debt-to-capital ratio. We have entered into several interest rate swap agreements with counter-parties that are participants in the revolving credit facility to reduce the impact of changes in interest rates on the floating rate debt. We believe that the risk of potential credit loss from counter-party non-performance is minimal. The purpose of these swaps is to fix interest rates on a notional amount of $70 million through December 8, 2003, at 6.095% plus the applicable borrowing spread under the revolving credit facility. In addition to our previously existing credit facilities, on December 19, 2002, we completed a private placement of $86 million in La-Z-Boy Incorporated unsecured notes with $36 million of these notes having a maturity of seven years and the remaining $50 million having a maturity of ten years. The fixed rate on the seven-year notes is 4.56% and on the ten-year notes is 5.25%. The proceeds from this debt issuance were used to reduce our bank borrowings and for general corporate purposes. This financing strengthened the financial flexibility of our overall capital structure by staggering our debt maturities and diversifying our financing sources.

Our debt-to-capitalization percentage was 26.9% at April 26, 2003, and 16.6% at April 27, 2002. The debt-to-capital percentage was significantly impacted by the stock repurchases in the current year. Our debt-to-capitalization ratio is total debt as a percent of the sum of shareholders' equity plus total debt. We feel that the availability of funds under our unused lines of credit and the cash flows from operations are sufficient to fund our capital needs. Management has targeted our debt-to-capitalization percentage to be in the mid-twenties range in order to effectively blend our cost of equity with the cost of debt.

The table at the bottom of this page summarizes our contractual obligations.

In addition to these obligations, we have guaranteed various mortgages and leases of dealers with proprietary stores. The total amount of these guarantees is $17.4 million. Of this, $0.4 million will expire within one year, $12.8 million in one to three years, and $4.2 million in four to five years.

Our Board of Directors has authorized the repurchase of company stock. Shares acquired in fiscal years 2003, 2002 and 2001 totaled 5.5 million, 1.8 million and 1.6 million, respectively. As of April 26, 2003, 4.2 million additional shares could be purchased pursuant to this authorization. With the expected cash flows we anticipate generating in fiscal 2004, we will continue to be opportunistic in our repurchase program; but we have no commitments for repurchases.

Continuing compliance with existing federal, state and local statutes dealing with protection of the environment is not expected to have a material effect upon our capital expenditures, earnings, competitive position or liquidity. We will continue a program of conducting voluntary compliance audits at our facilities.

Critical accounting policies

The following is a discussion of our significant accounting policies. These policies were identified as critical because they are broadly applicable within our operating units. The expenses and accrued liabilities or allowances related to certain of these policies are initially based on our best estimates at the time of original entry in our accounting records. Adjustments are recorded when our actual experience differs from the anticipated experience underlying the estimates. These adjustments could be material if our experience were to change significantly in a short period of time. We make frequent comparisons of actual experience and expected experience in order to mitigate the likelihood of material adjustments.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) basis for approximately 79% and 77% of our inventories at April 26, 2003, and April 27, 2002, respectively. Cost is determined for all other inventories on a first-in, first-out (FIFO) basis.

Excess of FIFO over the LIFO basis at April 26, 2003, and April 27, 2002, includes $11.4 million for inventory written-up to fair value for acquisitions that occurred in fiscal 2000. This purchase accounting adjustment reduces earnings in the periods that the related inventory is sold.

		Payments by period			
(Amounts in thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	$ 222,080	$ 981	$ 74,637	$ 39,955	$ 106,507
Capital lease obligations	2,039	779	1,077	94	89
Operating lease obligations	85,986	18,632	28,792	15,336	23,226
Other long-term liabilities reflected on our balance sheet	4,250	2,000	2,250	–	–
Total contractual obligations	$ 314,355	$ 22,392	$ 106,756	$ 55,385	$ 129,822

Management's discussion and analysis

Revenue recognition and related allowances

Shipping terms are FOB shipping point and revenue is recognized upon shipment of product. For product shipped on our company-owned trucks, revenue is recognized upon delivery. This revenue includes amounts billed to customers for shipping. Provision is made at the time revenue is recognized for estimated product returns and warranties as well as other incentives that may be offered to customers.

Other incentives offered to customers include cash discounts, volume discounts and advertising agreements. Cash discounts are recorded as a reduction of revenues when the revenue is recognized. Volume discounts are recorded at the time of sale as a reduction to revenue. Our advertising agreements give customers advertising allowances based on revenues and are recorded when the revenue is recognized as a reduction to revenue.

Impairment of goodwill and trade names

Effective April 28, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and requires a review at least annually for impairment. We determined that our trade names are indefinite-lived assets, as defined by SFAS No. 142, and therefore not subject to amortization beginning in fiscal 2003.

In accordance with SFAS No. 142, trade names were tested for impairment by comparing their fair value to their carrying values. The fair value for each trade name was established based upon a royalty savings approach. Additionally, goodwill was tested for impairment by comparing the fair value of our operating units to their carrying values. The fair value for each operating unit was established based upon a combination of the discounted cash flows and the projected profitability of the market in which the entity operates.

Using these procedures, we determined that, as of April 28, 2002, the carrying value of trade names exceeded their fair value creating an impairment loss of $48.3 million, all of which was attributable to the Casegoods segment, and the carrying value of goodwill exceeded its fair value creating an impairment loss of $29.4 million. Of the pre-tax impairment loss for goodwill, $17.1 million was attributable to the Upholstery segment and $12.3 million was attributable to the Casegoods segment. The after-tax effect of $59.8 million for these impairment losses was included in the "Cumulative effect of accounting change" in the consolidated statement of income.

The trade names and goodwill recorded in our April 27, 2002, financial statements, which included the $77.7 million described above, were supported by the undiscounted estimated future cash flow of the related operations in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 142 prescribes a different approach than SFAS No. 121, requiring the post-acquisition carrying amounts of goodwill and indefinite-lived intangible assets to be compared to their fair values. The impairments recognized in the first quarter of fiscal 2003 were the result of changing the impairment assessment model for our intangible assets from the undiscounted cash flows approach of SFAS No. 121 to the fair value approach prescribed by SFAS No. 142. Additionally, our impairment charges were consistent with the recent sales declines in our Casegoods segment.

Of the remaining $78.8 million goodwill on our books, $53.2 million is associated with the Upholstery segment and $25.6 million with the Casegoods segment. The remaining $71.1 million of trade names is comprised of $54.2 million for Casegoods and $16.9 million for Upholstery.

In the fourth quarter of fiscal 2003 we reevaluated the trade names and goodwill for impairment by comparing the fair values to the carrying values. Based on our future projections and historical operating performance, we determined that there was no further impairment. These evaluations are dependent upon the future projections, which are subject to deviations due to changes in facts and circumstances relating to underlying assumptions surrounding the projections.

Other loss reserves

Allowances for doubtful accounts are recorded based on the use of estimates and judgment in regards to risk exposure and collectibility. We have other loss exposures arising from the ordinary course of business including inventory obsolescence, litigation, environmental claims, product liability, restructuring charges and the recoverability of deferred income tax benefits. Establishing loss reserves requires the estimate and judgment of management with respect to risk exposure and ultimate liability. We use legal counsel or other experts as appropriate to assist in developing estimates. Due to the uncertainties and potential changes in facts and circumstances, additional charges related to these reserves could be required in the future.

Financial guarantees

Effective for the third quarter of fiscal 2003, we adopted FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that, at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002.

Prior to December 31, 2002, we provided secured and unsecured financial guarantees relating to loans and leases in connection with certain independent La-Z-Boy Furniture Galleries® dealers, whose stores are not owned by the company. Loan guarantees are generally for real estate mortgages and have terms lasting from one to five years. Lease guarantees are generally for real estate leases and have terms lasting from one to five years. These loan and lease guarantees enhance the credit of these dealers. The guaranteed party is required to make periodic fee payments to us in exchange for the guarantees. The fair values of the loan and lease agreements we have entered into since December 31, 2002, are not material to our financial position.

We would be required to perform under these agreements only if the dealer were to default on the loan or lease. The maximum amount of potential future payments under loan guarantees and lease guarantees were $10.1 million and $7.3 million, respectively, as of April 26, 2003. Should a dealer default on a collateralized loan, we expect to be able to liquidate the collateral, the proceeds of which we anticipate would cover most of the maximum amount of potential future payments under our guarantee obligation.

We have, from time to time, entered into agreements which resulted in indemnifying third parties against certain liabilities, mainly environmental. We believe that judgments, if any, against us related to such agreements would not have a material effect on our business or financial condition.

Our accounting policy for product warranties is to accrue an estimated liability at the time the revenue is recognized. This estimate is based on historical claims and adjusted for currently known warranty issues.

The Critical Accounting Policies and changes to critical estimates are reviewed by management with our Audit Committee of the Board of Directors and our independent accountants.

Restructuring

In fiscal years 2002 and 2001, we recorded restructuring charges of $22.2 million and $11.2 million, respectively. The $22.2 million, which was recorded in cost of sales, was the result of closing down four manufacturing facilities and converting three others to warehousing, subassembly and import service operations. Of the $22.2 million, $3.7 million was attributable to the Upholstery segment and $18.5 million was attributable to the Casegoods segment. The total restructuring charges were comprised of $13.2 million in the second quarter and $9.0 million in the fourth quarter of 2002. The $11.2 million in fiscal 2001, which was recorded in cost of sales, was the result of strategic decisions to rationalize production capacity to achieve more efficient production utilization and exit certain unprofitable product lines. Of the $11.2 million, $2.3 million was attributable to the Upholstery segment and $8.9 million was attributable to the Casegoods segment. As of April 26, 2003, substantially all of the 1,132 employees expected to be terminated as a result of these plans are no longer employed by the company. The remaining liability will be paid out in fiscal 2004.

Restructuring liabilities along with charges to expense, cash payments or asset write-downs were as follows:

	Fiscal 2002				**Fiscal 2003**		
(Amounts in thousands)	4/28/01 balance	Charges to expense	Cash payment or asset write-down	4/27/02 balance	**Charges to expense**	**Cash payment or asset write-down**	**4/26/03 balance**
Fixed asset write-downs	–	$ 11,000	$ (11,000)	–	**–**	**–**	**–**
Severance and benefit related costs	$ 1,200	4,600	(4,300)	$ 1,500	**$ 1,070**	**$ (2,257)**	**$ 313**
Inventory write-downs	–	3,500	(3,500)	–	**–**	**–**	**–**
Other	2,700	3,100	(2,700)	3,100	**–**	**(2,557)**	**543**
Total	$ 3,900	$ 22,200	$ (21,500)	$ 4,600	**$ 1,070**	**$ (4,814)**	**$ 856**

Management's discussion and analysis

The fiscal 2003 table on the previous page shows additional charges relating to health insurance and workers' compensation for plants previously shut down.

Subsequent to year end, we announced an additional restructuring plan in our Casegoods segment as a result of the continued pressure on domestic manufacturing caused by imports. This restructuring will result in pre-tax charges of approximately $10.0 million, or $0.11 per diluted share on an after-tax basis. Of these pre-tax charges, approximately $6.4 million will be taken primarily in the first quarter of fiscal 2004 and will cover the write-down of certain fixed assets and inventories. The write-down of fixed assets will be accounted for in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and covers two manufacturing plants expected to be disposed of by sale in fiscal year 2004. Most of the remaining balance of $3.6 million of the charges represents severance and other costs and will be incurred in the first half of fiscal 2004 in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."

Outlook section

Statements in this Outlook Section and throughout this Management's Discussion and Analysis are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Our future results may not match our current expectations because key variables such as economic, political and industry trends, competitive and operating circumstances, and acquisition-related factors may change suddenly or unexpectedly, causing our future results or other outcomes to differ materially from those anticipated or implied in our forward-looking statements. Many of the aforementioned variables are difficult or impossible to predict, and we undertake no obligation to update or revise any of our forward-looking statements for any reason.

Short-term outlook

The U.S. economy continues to remain unstable. On the positive side, the Iraqi conflict is over and consumer confidence showed some recovery, but a clear trend line is not visible. Housing remains strong as interest rates remain low and the recent tax bill should provide some stimulus to the sagging economy. On the negative side, unemployment has moved up with the lack of job growth and energy costs remain high. Retail activity has been especially weak and there has been significant pressure on pricing.

These factors are having a negative impact on our industry and us, especially as compared to last year. As the first quarter of fiscal 2003 unfolded, we were coming out of a very strong double-digit sales growth period, backlogs were high and inventory levels were low. This year, sales have been falling, backlogs are down and inventory has grown. Our first fiscal quarter is normally our weakest and summer shutdowns of manufacturing plants are typical. This year we expect to take extended shutdowns due to the level of activity.

Accordingly, we are expecting a significant reduction in sales and operating income for the first fiscal quarter when compared to last year. Due to the extent of the uncertainties facing us, we have suspended providing specific earnings guidance to the investment community.

Longer-term outlook

Our long-term outlook is closely linked to that of our industry in general. Excluding the recession of 2001, the residential furniture industry over the past ten years has grown at an annual rate slightly in excess of 5%, with the upholstery segment growing somewhat faster than the casegoods segment and exhibiting less volatility. Underlying, or "pent up," consumer demand for furniture is believed to be large at present and demand is expected to remain strong over the next few years at least, as a result of the very high level of U.S. housing refinancing activity and new home starts of the past several years, which has been fueled in part by historically low mortgage rates and a falling stock market. In addition, demographic factors for the industry remain positive, with the prime furniture-buying years being ages 35-54 for upholstered chairs and recliners.

Our goal is to grow sales from existing operations at a faster pace than the overall North American furniture industry (the "industry"). Continued growth in the number of our proprietary outlets is one reason we believe our sales growth rates can continue to exceed those of the industry at large. We have a substantial number of proprietary outlets in each of our two business segments and, as a whole, our proprietary distribution (retail sales through these proprietary outlets) accounts for approximately 42% of our total sales volume. This proprietary percentage has been growing, excluding the effect of acquisitions. It is management's objective to maintain that growth trend in the years immediately ahead.

Continued increases in the sales per square foot generated by the La-Z-Boy proprietary retail outlets is another reason we believe our sales can continue to exceed industry growth rates. The dedicated marketing focus associated with multi-outlet proprietary distribution in specific metropolitan areas typically results in improved retail sales per square foot over time.

The residential furniture industry has been slowly consolidating at both the retail and manufacturing levels over time, and this trend is expected to continue. Smaller and/or financially weaker retailers are finding it increasingly difficult to remain competitive with larger, better-managed and/or financially stronger retailers. On the production side, progress in manufacturing methodologies, information systems and other technologies, business processes and financial and general management methods, combined with economies of scale, have continually put additional competitive pressure on smaller manufacturers. Additional market pressures are anticipated in the future as a continued result of foreign manufacturers entering the U.S. market and increased direct importing by U.S. retailers.

Our continued ability to leverage dealer relationships across a large number of distinct La-Z-Boy business units is another reason we believe our sales growth can exceed that of the industry. We are striving to ensure that each of our operating units will continue to benefit from its association with the La-Z-Boy name. The development and implementation of various "cross-marketing" and "cross-manufacturing" programs to facilitate this benefit by association is an area of ongoing management emphasis.

Finally, our importation of finished goods and furniture components continues to increase, representing another avenue for our company to be able to sustain market share by offering an attractive price/quality relationship to our dealers and consumers. These imports are either resold fully assembled or have additional manufacturing value added prior to being marketed. Imported finished goods currently account for approximately 8% of our total sales. In the Casegoods segment, these imports accounted for 31% of fiscal 2003 sales, and they are growing at a much faster rate than our overall business. This above-average growth trend is expected to continue for the foreseeable future for both our industry and our company. Import activity is more geared toward cut and sewn cover, primarily leather, in the Upholstery group as opposed to finished goods.

While furniture is sourced from many different countries, the vast majority of our fiscal 2003 imports came from the Far East, and we expect we will increase our Far East imports even more in the future. These products typically benefit from substantially lower overseas labor costs, and provide higher value to our domestic customers, whether delivered fully assembled or blended with our domestically manufactured products prior to resale. In many cases, retailers buy these products from us rather than importing them directly in order to minimize their inventories, reduce financing and freight costs, obtain quicker delivery and obtain access to a broader assortment of products.

Another of our financial goals is to continually improve the company's operating margin – operating income as a percent of sales – with a management target level of 10.0%. Operating margin hit a recent high of 8.0% in both fiscal 1999 and fiscal 2000, before declining to 5.4% in fiscal 2001. Our "normalized" operating margin (excluding restructuring and divestiture expenses and discontinued amortization) was 6.5% in fiscal 2002 and 7.7% in fiscal 2003. On a quarterly basis, our overall operating margin in fiscal 2003 ranged from a low of 6.6% in the July first quarter to a high of 8.4% in the October second quarter. The margin improvement last year was primarily due to progressively increasing benefits from our cost-cutting actions and restructuring moves. Our first quarter is historically our lowest quarter for both sales and operating margins.

We also expect increased outsourcing of components to lower-cost suppliers outside of North America to remain competitive. In addition, increased importing of components has been an industry trend over the last three to five years. Changes in foreign exchange rates are not expected to affect this outsourcing trend in the next year.

Recently the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The adoption of SFAS No. 143 and SFAS No. 145 had no financial impact on our consolidated financial statements. SFAS No. 144 will be implemented in our first quarter of fiscal 2004 as it relates to assets to be disposed of as a result of our recently announced restructuring. See Note 14 for additional information on this restructuring.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." SFAS No. 146 is effective for exit or disposal activities occurring after December 31, 2002. SFAS No. 146 will be implemented in our first quarter of fiscal 2004 as it relates to our recently announced restructuring. See Note 14 for additional information on this restructuring.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" in that it requires additional disclosures about our stock-based compensation plans. SFAS No. 148 is effective for periods beginning after December 15, 2002. We account for our stock-based compensation plans using the intrinsic value method of recognition and measurement principles under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. We adopted the disclosure-only provisions of SFAS No. 123. Accordingly, we provide proforma disclosures assuming that we had accounted for our stock-based compensation programs using the fair value method promulgated by SFAS No. 123.

In January 2003, the FASB issued FASB Interpretation Number ("FIN") 46, "Consolidation of Variable Interest Entities." A variable interest entity is generally defined as an entity which has insufficient equity to finance its activities or the owners of the entity lack the risk and rewards of ownership. FIN 46 requires

Management's discussion and analysis

a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interests. The provisions of this statement apply at inception for any entity created after January 31, 2003. We will apply FIN 46 to new entities as applicable. The provisions of this statement apply to existing entities as of our second quarter of fiscal 2004. We have not yet determined the impact of this FIN on our consolidated financial statements as it relates to existing entities.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," and in May 2003 SFAS No. 150 was issued, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." We have not yet determined the impact, if any, on our financial statements of SFAS No. 149 and SFAS No. 150, which are effective in our fiscal year 2004.

Management's discussion and analysis

RECONCILIATION OF NON-GAAP NORMALIZED FINANCIAL INFORMATION TO GAAP FINANCIAL INFORMATION

(Amounts in thousands, except per share data)	Unaudited quarter ended		Unaudited year ended	
Sales	**4/26/03**	4/27/02	**4/26/03**	4/27/02
Upholstery Group as reported	**$ 414,386**	$ 449,566	**$ 1,589,778**	$1,543,756
HickoryMark and Retail (1)	**(2,067)**	(5,531)	**(21,308)**	(35,145)
Normalized Upholstery Group	**412,319**	444,035	**1,568,470**	1,508,611
Casegoods Group as reported	**126,633**	146,870	**526,168**	611,268
Pilliod (2)	**-**	-	**-**	(24,203)
Normalized Casegoods Group	**126,633**	146,870	**526,168**	587,065
Eliminations	**(690)**	(374)	**(4,116)**	(1,072)
Consolidated as reported	**540,329**	596,062	**2,111,830**	2,153,952
HickoryMark, Retail and Pilliod (1)(2)	**(2,067)**	(5,531)	**(21,308)**	(59,348)
Normalized consolidated	**$ 538,262**	$ 590,531	**$ 2,090,522**	$2,094,604
Operating income				
Upholstery Group as reported	**$ 42,666**	$ 49,144	**$ 154,617**	$ 130,602
Restructuring (3)	**-**	-	**-**	3,735
Amortization (4)	**-**	822	**-**	3,286
Normalized Upholstery Group	**42,666**	49,966	**154,617**	137,623
Casegoods Group as reported	**6,031**	(1,278)	**32,110**	(10,572)
Restructuring (3)	**-**	9,000	**-**	18,452
Loss on divestiture of Pilliod	**-**	-	**-**	11,689
Amortization (4)	**-**	1,493	**-**	5,964
Normalized Casegoods Group	**6,031**	9,215	**32,110**	25,533
Other	**(5,507)**	(5,418)	**(23,853)**	(23,330)
Consolidated as reported	**43,190**	42,448	**162,874**	96,700
Restructuring (3)	**-**	9,000	**-**	22,187
Loss on divestiture of Pilliod	**-**	-	**-**	11,689
Amortization (4)	**-**	2,315	**-**	9,250
Normalized consolidated	**$ 43,190**	$ 53,763	**$ 162,874**	$ 139,826
Operating margin				
Upholstery Group as reported	**10.3%**	10.9%	**9.7%**	8.5%
Normalized Upholstery Group	**10.3%**	11.1%	**9.7%**	8.9%
Casegoods Group as reported	**4.8%**	(0.9%)	**6.1%**	(1.7%)
Normalized Casegoods Group	**4.8%**	6.3%	**6.1%**	4.2%
Consolidated as reported	**8.0%**	7.1%	**7.7%**	4.5%
Normalized consolidated	**8.0%**	9.0%	**7.7%**	6.5%
Diluted net income per share				
Consolidated as reported	**$ 0.45**	$ 0.41	**$ 0.63**	$ 1.01
Restructuring (3)	**-**	0.09	**-**	0.22
Amortization (4)	**-**	0.03	**-**	0.12
Normalized consolidated	**$ 0.45**	$ 0.53	**$ 0.63**	$ 1.35

(1) Excludes sales of fiscal 2003 retail store acquisitions and fiscal 2002 and fiscal 2003 sales of HickoryMark through its cessation of operations in October 2002.
(2) Excludes fiscal 2002 sales of Pilliod through its November 2001 divestiture.
(3) Excludes the fiscal 2002 restructuring charges.
(4) Excludes amortization prior to our adoption of SFAS No. 142.

Consolidated six-year summary of selected financial data

(Amounts in thousands, except per share data)

Fiscal year ended	**4/26/03 (52 weeks)**	4/27/02 (52 weeks)	4/28/01 (52 weeks)	4/29/00 (53 weeks)	4/24/99 (52 weeks)	4/25/98 (52 weeks)
Sales	**$ 2,111,830**	$ 2,153,952	$ 2,248,491	$ 1,778,225	$ 1,339,016	$ 1,152,171
Cost of sales	**1,617,261**	1,691,657	1,794,474	1,383,428	1,027,154	891,717
Gross profit	**494,569**	462,295	454,017	394,797	311,862	260,454
Selling, general and administrative	**331,695**	353,906	333,223	251,949	205,103	183,251
Loss on divestiture	**-**	11,689	-	-	-	-
Operating income	**162,874**	96,700	120,794	142,848	106,759	77,203
Interest expense	**10,510**	10,063	17,960	9,655	4,440	4,157
Other income, net	**2,633**	2,299	9,210	7,120	4,919	6,228
Pre-tax income	**154,997**	88,936	112,044	140,313	107,238	79,274
Income tax expense	**58,899**	27,185	43,708	52,699	41,096	29,354
Income before cumulative effect of accounting change	**96,098**	61,751	68,336	87,614	66,142	49,920
Cumulative effect of accounting change (net of tax of $17,920)	**(59,782)**	-	-	-	-	-
Net income	**$ 36,316**	$ 61,751	$ 68,336	$ 87,614	$ 66,142	$ 49,920
Diluted weighted average shares outstanding*	**57,435**	61,125	60,692	54,860	53,148	53,821
Diluted net income per share before cumulative effect of accounting change	**$ 1.67**	$ 1.01	$ 1.13	$ 1.60	$ 1.24	$ 0.93
Diluted net income per share*	**$ 0.63**	$ 1.01	$ 1.13	$ 1.60	$ 1.24	$ 0.93
Dividends declared per share	**$ 0.40**	$ 0.36	$ 0.35	$ 0.32	$ 0.31	$ 0.28
Book value on year-end shares outstanding*	**$ 11.08**	$ 11.90	$ 11.49	$ 10.81	$ 7.93	$ 7.25
Return on average shareholders' equity**	**14.5%**	8.8%	10.1%	16.3%	16.5%	13.4%
Gross profit as a percent of sales	**23.4%**	21.5%	20.2%	22.2%	23.3%	22.6%
Operating profit as a percent of sales	**7.7%**	4.5%	5.4%	8.0%	8.0%	6.7%
Income tax expense as a percent of pre-tax income	**38.0%**	30.6%	39.0%	37.6%	38.3%	37.0%
Return on sales**	**4.6%**	2.9%	3.0%	4.9%	4.9%	4.3%
Depreciation and amortization	**$ 30,695**	$ 43,988	$ 45,697	$ 30,342	$ 22,081	$ 21,021
Capital expenditures	**$ 32,821**	$ 32,966	$ 37,416	$ 37,968	$ 25,316	$ 22,016
Property, plant and equipment, net	**$ 209,411**	$ 205,463	$ 230,341	$ 227,883	$ 125,989	$ 121,762
Working capital	**$ 464,907**	$ 445,850	$ 458,861	$ 455,363	$ 293,160	$ 274,739
Current ratio	**3.2 to 1**	3.0 to 1	2.8 to 1	2.9 to 1	3.2 to 1	3.5 to 1
Total assets	**$1,123,066**	$ 1,161,827	$ 1,225,797	$ 1,220,895	$ 630,994	$ 581,583
Total debt	**$ 223,990**	$ 141,662	$ 215,644	$ 249,670	$ 65,473	$ 73,458
Shareholders' equity	**$ 609,939**	$ 713,522	$ 695,146	$ 663,092	$ 414,915	$ 388,209
Ratio of total debt to equity	**36.7%**	19.9%	31.0%	37.7%	15.8%	18.9%
Ratio of total debt to capital	**26.9%**	16.6%	23.7%	27.4%	13.6%	15.9%
Shareholders	**29,100**	33,000	23,600	22,300	16,300	13,600
Employees	**16,970**	17,850	20,400	21,600	12,800	12,200

*Fiscal 1998 has been restated to reflect the September 1998 three-for-one stock split, in the form of a 200% stock dividend.
**Based on income before the cumulative effect of accounting change in fiscal 2003.
Some prior year information has been reclassified in order to be comparable to current year information.

Unaudited quarterly financial information

(Amounts in thousands, except per share data)

Quarter ended	7/27/02	10/26/02	1/25/03	4/26/03
Sales	$ 497,375	$ 563,587	$ 510,539	$ 540,329
Cost of sales	382,552	429,161	392,247	413,301
Gross profit	114,823	134,426	118,292	127,028
Selling, general and administrative	81,936	87,190	78,731	83,838
Operating income	32,887	47,236	39,561	43,190
Interest expense	2,027	2,153	2,948	3,382
Other income, net	116	1,394	435	688
Pre-tax income	30,976	46,477	37,048	40,496
Income tax expense	11,848	17,777	13,887	15,387
Income before cumulative effect of accounting change	19,128	28,700	23,161	25,109
Cumulative effect of accounting change (net of tax of $17,920)	(59,782)	-	-	-
Net income (loss)	$ (40,654)	$ 28,700	$ 23,161	$ 25,109
Diluted average shares outstanding	59,667	57,760	56,765	55,601
Diluted net income per share before cumulative effect of accounting change	$ 0.32	$ 0.50	$ 0.41	$ 0.45
Cumulative effect of accounting change per share	(1.00)	-	-	-
Diluted net income (loss) per share*	$ (0.68)	$ 0.50	$ 0.41	$ 0.45

*Due to the repurchase of common shares throughout the fiscal year, quarterly earnings per share will not sum to the annual earnings per share calculation.

(Amounts in thousands, except per share data)

Quarter ended	7/28/01	10/27/01	1/26/02	4/27/02
Sales	$ 456,935	$ 557,408	$ 543,547	$ 596,062
Cost of sales	369,729	446,105	416,295	459,528
Gross profit	87,206	111,303	127,252	136,534
Selling, general and administrative	80,229	89,697	89,894	94,086
Loss on divestiture	-	-	11,689	-
Operating income	6,977	21,606	25,669	42,448
Interest expense	2,956	2,044	3,004	2,059
Other income (expense), net	621	750	946	(18)
Pre-tax income	4,642	20,312	23,611	40,371
Income tax expense	1,811	7,921	1,948	15,505
Net income	$ 2,831	$ 12,391	$ 21,663	$ 24,866
Diluted average shares outstanding	61,021	61,052	61,062	61,063
Diluted net income per share	$ 0.05	$ 0.20	$ 0.35	$ 0.41

Some quarterly information has been reclassified in order to be comparable.

Dividend and market information

Fiscal 2003 quarter ended	Dividends paid	High	Market price Low	Close
July 27	**$ 0.10**	**$ 30.25**	**$ 19.95**	**$ 21.75**
Oct. 26	**0.10**	**27.10**	**20.03**	**24.52**
Jan. 25	**0.10**	**26.00**	**19.90**	**20.50**
April 26	**0.10**	**$ 21.00**	**$16.20**	**$ 18.07**
	$ 0.40			

Fiscal 2002 quarter ended	Dividends paid	High	Market price Low	Close
July 28	$ 0.09	$20.00	$17.51	$19.85
Oct. 27	0.09	20.85	14.70	18.08
Jan. 26	0.09	23.30	17.53	21.23
April 27	0.09	$30.94	$21.15	$30.20
	$ 0.36			

Fiscal year	Dividends paid	Dividend yield	Dividend payout ratio	High	Market price Low	Close	Fiscal year end market value (in millions)	P/E ratio High	Low
2003	**$ 0.40**	**1.7%**	**24.0%**	**$ 30.25**	**$ 16.20**	**$18.07**	**$ 994**	**18**	**10**
2002	0.36	1.7%	35.6%	30.94	14.70	30.20	1,811	31	15
2001	0.35	2.2%	31.0%	18.50	13.44	18.02	1,090	16	12
2000	0.32	1.7%	19.9%	24.44	13.69	15.69	962	15	10
1999	0.31	1.7%	24.8%	22.50	15.25	19.00	994	18	12
1998	$ 0.28	2.1%	30.1%	$ 17.83	$ 10.58	$17.83	$ 955	19	11

La-Z-Boy Incorporated common shares are traded on the NYSE and PCX (symbol LZB).
Various data has been restated to reflect the September 1998 three-for-one stock split.
2003 ratios are based on income before the cumulative effect of accounting change.

La-Z-Boy Incorporated

board of directors

John H. Foss
Retired Manufacturing
Financial Executive

David K. Hehl
Member, Cooley Hehl
Wohlgamuth & Carlton, P.L.L.C.

James W. Johnston
Private Investor

Gerald L. Kiser
President and Chief Executive Officer
La-Z-Boy Incorporated

Dr. H. George Levy
Otorhinolaryngologist
CEO of USI, Inc., and
CEO of Enduenet, Inc.

Rocque E. Lipford
Senior Principal
Miller, Canfield,
Paddock and Stone, L.L.C.

Donald L. Mitchell
Retired Furniture Executive

Patrick H. Norton
Chairman of the Board
La-Z-Boy Incorporated

Helen O. Petrauskas
Retired Automotive Executive

Jack L. Thompson
President and CEO
Penda Corporation

corporate executives

Patrick H. Norton
Chairman of the Board

Gerald L. Kiser
President and Chief Executive Officer

John J. Case
Senior VP and President,
Upholstery Group

David M. Risley
Senior VP and Chief Financial Officer

James P. Klarr
Secretary and Corporate Counsel

Mark A. Stegeman
Treasurer

Louis M. Riccio Jr.
VP, Corporate Controller

Steven P. Rindskopf
VP, Corporate Human Resources

Stanley W. Kirkwood
VP, Corporate Chief Information Officer

Richard G. Micka
VP, Corporate Administration

David M. Sowinski
Chief Strategy Implementation Officer

divisional executives

Upholstery segment

Thomas Brown
Managing Director, La-Z-Boy UK

Kurt L. Darrow
President, La-Z-Boy

Michael W. Delgatti
President, Clayton Marcus

Rodney D. England
President, England

Philip G. Gerlach
VP and General Manager
La-Z-Boy Contract Furniture

Michael C. Moldenhauer
President, Sam Moore Furniture

Steven W. Pilgrim
President, Bauhaus USA

Casegoods segment

Noel L. Chitwood
President, American of Martinsville

Michael J. Foster
President, Pennsylvania House

Steven M. Kincaid
President, Kincaid Furniture and Alexvale

John V. Labarowski
President, Hammary Furniture

R. Jack Richardson Jr.
President, American Drew and Lea Industries

William R. Johnson
President, Operations

B. Lamont Hope
President, La-Z-Boy Global

Investor information

Corporate headquarters

La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, Michigan 48162-3390
734-242-1444
www.la-z-boy.com

Dividend reinvestment plan

A brochure is available on the La-Z-Boy Dividend Reinvestment Plan, which explains how shareholders may increase their investment in the stock of the Company. Write to Investor Relations.

Investor relations and financial reports

We will provide the Form 10-K to any shareholder that requests it. Security analysts, shareholders and investors may request information (quarterly or annual reports, etc.) from:

Investor Relations
La-Z-Boy Incorporated
1284 North Telegraph Road
Monroe, Michigan 48162-3390
734-241-4414
investorrelations@la-z-boy.com

Stock exchange

La-Z-Boy Incorporated common shares are traded on the New York Stock Exchange and the Pacific Exchange under the symbol LZB.

Shareholder services

Inquiries regarding the Dividend Reinvestment Plan, dividend payments, stock transfer requirements, address changes and account consolidations should be addressed to the Company's stock transfer agent and registrar:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007
718-921-8200
800-937-5449
www.amstock.com

La-Z-Boy companies online

upholstery

la-z-boy.com
la-z-boy.co.uk
bauhaususa.com
claytonmarcus.com
England, Inc.*
sammoore.com
lzbcontract.com

casegoods

alexvale.com
americandrew.com
americanofmartinsville.com
hammary.com
kincaidfurniture.com
leafurniture.com
pennsylvaniahouse.com

* No public Web site at this time.



LA-Z-BOY
INCORPORATED

1284 North Telegraph Road